Exhibit 99.3

Dated 11 December, 2024

CASTOR MARITIME INC.

as Borrower

TORO CORP.

as Lender and

YOGI BEAR SHIPPING CO.
LIONO SHIPPING CO.
CINDERELLA SHIPPING CO.
MULAN SHIPPING CO.
ARIEL SHIPPING CO.

ASTERIX SHIPPING CO.
SONGOKU SHIPPING CO.
JOHNNY BRAVO SHIPPING CO.
MICKEY SHIPPING CO.
ALADDIN SHIPPING CO.

As Guarantors

LOAN AGREEMENT

relating to
a senior secured term loan facility of up to the lower of:
(a) 55% of the Market Value of the Vessels] or (b) US$ 100,000,000
to provide finance secured on
 nine bulk carrier vessels named "MAGIC THUNDER", "MAGIC PERSEUS",
"MAGIC ECLIPSE", “MAGIC CELESTE”, “MAGIC ARIEL”, “MAGIC STARLIGHT”, “MAGIC PLUTO”, “MAGIC
MARS” and "MAGIC CALLISTO" and one container vessel named “RAPHAELA”

Index

Clause		Page

1	Interpretation	1
2	Facility	19
3	Position of the Lenders	19
4	Drawdown	20
5	Interest	20
6	Interest Periods	25
7	Default Interest	26
8	Repayment and Prepayment	27
9	Conditions Precedent	29
10	Representations and Warranties	30
11	General Undertakings	33
12	Corporate Undertakings	38
13	Insurance	39
14	Ship Covenants	46
15	Security Cover	52
16	Payments and Calculations	54
17	Application of Receipts	55
18	Application of Earnings	56
19	Events of Default	57
20	Fees and Expenses	63
21	Financial Covenants	64
22	Indemnities	65
23	No Set-Off or Tax Deduction	67
24	Illegality, etc.	69
25	Increased Costs	70
26	Set-Off	71
27	Transfers and Changes in Lending Offices	75
28	Variations and Waivers	78
29	Notices	81
30	Joint and Several Liability	83
31	Supplemental	83
32	Law and Jurisdiction	83

Schedules

Schedule 1 Drawdown Notice	85
Schedule 2 Condition Precedent Documents	86
Part A	86
Part B	87
Schedule 3 Transfer Certificate	88
Schedule 4 Form of Compliance Certificate	92

Execution

Execution Pages	93

THIS AGREEMENT is made on 11 December, 2024

BETWEENF

(1)
CASTOR MARITIME INC., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as Borrower;

(2)	TORO CORP., as Lender;

(3)
YOGI BEAR SHIPPING CO., LIONO SHIPPING CO., CINDERELLA SHIPPING CO., MULAN SHIPPING CO., ARIEL SHIPPING CO., ASTERIX SHIPPING CO., SONGOKU SHIPPING CO., JOHNNY BRAVO SHIPPING CO., MICKEY SHIPPING CO. and ALADDIN SHIPPING CO. each a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as joint and several Guarantors;

BACKGROUND

(A)
The Lender have agreed to make available to the Borrower a secured term loan facility of up to the lower of: (a) 55% of the Market Value of the Vessels (as defined below)] or (b) US$100,000,000 for corporate general purposes.

(B)	The Corporate Guarantors are wholly owned subsidiaries of the Borrower and will guarantee the obligations of the Borrower under this Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

Subject to Clause 1.5 (General Interpretation), in this Agreement:

"Account" means each of the Earnings Accounts, and, in the plural, means all of them.

"Account Bank" means Joh. Berenberg, Gossler & Co., KG, acting in such capacity through its offices at Neuer Jungfernstieg 20, 20354 Hamburg or any successor

"Account Pledge" means, in relation to each Account, a pledge agreement creating security in respect of that Account in the Agreed Form and, in the plural, means all of them.

"Advance" means each borrowing of a portion of the Commitment by the Borrower or (as the context may require) the principal amount of such borrowing.

"Aggregate Insurable Amount" has the meaning given to it in Clause 13.16 (Mortgagee's interest and additional perils insurances).

"Agreed Form" means in relation to any document, that document in the form approved in writing by the Lender or as otherwise approved in accordance with any other approval procedure specified in any relevant provisions of any Finance Document.

"Approved Broker" means each of Arrow, Clarksons, Maersk Brokers and Howe Robinson (or any affiliate of such person through which valuations are commonly issued) and, in the plural, means all of them.

"Approved Flag" means, in relation to a Ship, the Republic of the Marshall Islands flag or such other flag as the Lender may approve (in its sole and absolute discretion) as the flag on which that Ship is or, as the case may be, shall be registered.

"Approved Flag State" means, in relation to a Ship, the Republic of the Marshall Islands or any other country in which the Lender may approve that that Ship is or, as the case may be, shall be registered.

"Approved Manager" means, in respect of a Ship:

(a)
Pavimar S.A. a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

(b)	Castor Ships;

(c)	or any other company which the Lender may approve from time to time as the commercial and/or technical manager of that Ship.

"Availability Period" means the period commencing on the date of this Agreement and ending on:

(a)	December 11, 2024 (or such later date as the the Lender, agree with the Borrower); or

(b)	if earlier, the date on which the Loan is fully borrowed, cancelled or terminated.

""Balloon Instalment" has the meaning given in Clause 8.1. (Amount of Instalments).

"Borrower" means Castor Maritime Inc. a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960..

"Break Costs" has the meaning given in Clause 22.2 (Break Costs).

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business:

(a)	in Athens and New York in respect of any payment which is required to be made under a Finance Document; and

(b)	in, Athens and Limassol regarding any other action to be taken under this Agreement or any other Finance Document.

"Cancellation Notice" has the meaning given in Clause 8.6 (Optional facility cancellation).

"Castor Ships" means Castor Ships S.A., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Change of Control" means:

(a)	in relation to a Security Party (other than the Borrower) a change in:

(i)	the ultimate beneficial ownership of any of the shares in that Security Party; or

(ii)	the ultimate control of the voting rights attaching to any of those shares; or

(iii)	the legal ownership of any of those shares; and

(b)
in relation to the Borrower, a change which results in any person or group of persons acting in concert gaining directly or indirectly control of the Corporate Guarantor other than the Permitted Holder;

(c)	For the purpose of sub-paragraphs (b) above "control" means the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i)	cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting of the Borrower; or

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of the Borrower; or

(iii)	give directions with respect to the operating and financial policies of the Borrower with which the directors or other equivalent officers of the Borrower are obliged to comply; and/or

For the purpose of paragraph (b) above "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.

"Code" means the US Internal Revenue Code of 1986.

"Commitment" means the amount which the Lender agreed to lend to the Borrower, to the extent not cancelled or reduced under any term of this Agreement;

"Compliance Certificate" means a certificate in the form set out in Schedule 4 (Form of Compliance Certificate ) (or in any other form which the Lender approves or requires) to be provided at the times and in the manner set out in Clause 11.16 (Compliance Certificate).

"Contractual Currency" has the meaning given in Clause 22.5 (Currency indemnity).

"Contribution" means, in relation to a Lender, the part of the Loan which is owing to that Lender.

"Corporate Guarantee" means a guarantee of the obligations of the Borrower under this Agreement and the other Finance Documents to which the Borrower is a party, by each Corporate Guarantor in the Agreed Form.

“Corporate Guarantor” means each of Corporate Guarantor A, Corporate Guarantor B, Corporate Guarantor C, Corporate Guarantor D, Corporate Guarantor E, Corporate Guarantor F, Corporate Guarantor G, Corporate Guarantor H, Corporate Guarantor I, Corporate Guarantor J, Corporate Guarantor K and, in the plural, means all of them;

"Corporate Guarantor A" means Aladdin Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor B" means Ariel Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor C" means Asterix Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor D" means Cinderella Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor F" means Johnny Bravo Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor G" means Liono Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor H" means Mickey Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor I" means Mulan Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor J" means Songoku Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Corporate Guarantor K" means Yogi Bear Shipping Co., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Default" means an Event of Default or a Potential Event of Default.

"Disruption Event" means either or both of:

(a)
a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Loan (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties or, if applicable, any Security Party; or

(b)
the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party or, if applicable, any Security Party preventing that, or any other, Party or, if applicable, any Security Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties or, if applicable, any Security Party in accordance with the terms of the Finance Documents,

 and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Security Party whose operations are disrupted.

"Dollars" and "$" means the lawful currency for the time being of the United States of America.

"Drawdown Date" means, the date requested by the Borrower for the Loan to be borrowed, or (as the context requires) the date on which the Loan is actually borrowed.

"Drawdown Notice" means a notice in the form set out in Schedule 1 (Drawdown Notice) (or in any other form which the Lender approves or reasonably requires).

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to each Corporate Guarantor owning that Ship (net of any charter commissions payable in respect of that Ship) or the Lender and which arise out of the use or operation of that Ship, including (but not limited to):

(a)	except to the extent that they fall within paragraph (b);

(i)	all freight, hire and passage moneys;

(ii)	compensation payable to that Corporate Guarantor or the Lender in the event of requisition of a Ship for hire;

(iii)	remuneration for salvage and towage services;

(iv)	demurrage and detention moneys;

(v)	damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship; and

(vi)	all moneys which are at any time payable under any Insurances in respect of loss of hire; and

(b)
if and whenever that Ship is employed on terms whereby any moneys falling within paragraphs (a)(i) to (vi) are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship.

"Earnings Account" means, in relation to a Ship, an account in the name of the Corporate Guarantor owning that Ship with the Account Bank designated "name of relevant Corporate Guarantor- Earnings Account", or any other account (with that or another office of the Account Bank) which replaces such account and is designated by the Lender as that Earnings Account for the purposes of this Agreement.

"Environmental Claim" means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

"Environmental Incident" means, in relation to each Ship:

(a)	any release of Environmentally Sensitive Material from that Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than that Ship and which involves a collision between that Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which that Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or that Ship and/or the relevant Corporate Guarantor which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from that Ship and in connection with which that Ship is actually or potentially liable to be arrested and/or where the relevant Corporate Guarantor which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action.

"Environmental Law" means any law, regulation, convention and agreement relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

"Event of Default" means any of the events or circumstances described in Clause 19.1 (Events of Default).

"Final Repayment Date" means, in relation to the Loan the date falling on the the fifth anniversary of the Drawdown Date

"Finance Documents" means together:

(a)	this Agreement;

(b)	any Account Pledges;

(c)	the Corporate Guarantees;

(d)	any Subordination Agreement;

(e)	any Subordinated Debt Security;

(f)	the Mortgages;

(g)	the General Assignments;

(h)	any Charterparty Assignments;

(i)	the Side Letter;and

(j)
any other document (whether creating a Security Interest or not) which is executed at any time by the Borrower, any Corporate Guarantor or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders under this Agreement or any of the other documents referred to in this definition and, in the singular, means any of them.

"Financial Indebtedness" means, in relation to a person (the "debtor"), any actual or contingent liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)
under a financial lease, a deferred purchase consideration arrangement (in each case, other than in respect of assets or services obtained on normal commercial terms in the ordinary course of business) or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)
under any foreign exchange transaction, any interest or currency swap, exchange or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)	under receivables sold or discounted (other than any receivables to the extent that they are sold on a non-recourse basis); or

(g)
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (f) if the references to the debtor referred to the other person.

"Financial Year" means, in relation to each of the Borrower and the Corporate Guarantors, each period of one year commencing on 1 January in respect of which its individual or, as the case may be, consolidated accounts are or ought to be prepared.

"General Assignment" means, in relation to a Ship, a general assignment of (inter alia) the Earnings, the Insurances and any Requisition Compensation relative to that Ship in the Agreed Form and, in the plural, means all of them.

"Group" means the Borrower and its direct and indirect subsidiaries from time to time, including, without limitation, the Corporate Guarantors and "member of the Group" shall be construed accordingly.

"Historic Term SOFR" means, in relation to the Loan or any part of the Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan and which is as of a day which is no more than five (5) US Government Securities Business Days before the Quotation Day;

"IACS" means the International Association of Classification Societies.

"Initial Market Value" means, in relation to each Ship, the Market Value thereof calculated in accordance with the valuation relative thereto referred to in paragraph 3 of Schedule 2 (Condition Precedent Documents), Part B.

"Instalment" has the meaning given in Clause 8.1 (Amount of Instalments).

"Insurances" means, in relation to a Ship:

(a)
all policies and contracts of insurance and reinsurance, policies or contracts, including entries of that Ship in any protection and indemnity or war risks association, effected in respect of that Ship, its Earnings or otherwise in relation to it whether before, on or after the date of this Agreement; and

(b)
all rights (including, without limitation, any and all rights or claims which the relevant Corporate Guarantor owning that Ship may have under or in connection with any cut- through clause relative to any reinsurance contract relating to the aforesaid policies or contracts of insurance) and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.

"Interest Period" means each period determined in accordance with Clause 6 (Interest Periods) or selected in accordance with Clause 7 (Default Interest).

"Interpolated Historic Term SOFR" means, in relation to the Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)
the most recent applicable Term SOFR (as of a day which is not more than three Additional Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Loan; or

(ii)
if no such Term SOFR is available for a period which is less than the Interest Period of the Loan or that part of the Loan, SOFR for a day which is no more than three US Government Securities Business Days (and no less than two US Government Securities Business Days) before the Quotation Day; and

(b)
the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of the Loan or that part of the Loan.

“Interpolated Term SOFR" means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	the applicable Term SOFR for the longest period (for which Term SOFR is available) which is less than the Interest Period of the Loan or that part of the Loan; and

(b)	the applicable Term SOFR for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of the Loan or that part of the Loan;

"ISM Code" means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation as the same may be amended or supplemented from time to time (and the terms "safety management system", "Safety Management Certificate" and "Document of Compliance" have the same meanings as are given to them in the ISM Code).

"ISPS Code" means the International Ship and Port Facility Security Code as adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

"ISSC" means a valid and current International Ship Security Certificate issued under the ISPS Code.

"Lender" means Toro Corp., a corporation incorporated and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Loan" means the principal amount for the time being outstanding under this Agreement and a "part of the Loan" means an Advance or any other part of the Loan as the context may require..

"Major Casualty" means, in relation to a Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $500,000 or the equivalent in any other currency;

"Market Disruption Rate" means the Reference Rate;

"Margin" means 1.80% per cent. per annum.

"Market Value" means, in relation to each Ship, the market value thereof determined in accordance with Clause 15.3 (Valuation of Ships).

"Material Adverse Change" means any event or series of events which, in the opinion of the Lender, is likely to have a Material Adverse Effect.

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, property, assets, liabilities, operations or condition (financial or otherwise) of the Borrower and/or any Security Party taken as a whole;

(b)	the ability of the Borrower and/or any Security Party to (i) comply with or perform any of its obligations or (ii) discharge any of its liabilities, under any Finance Document as they fall due; or

(c)	the validity, legality or enforceability of any Finance Document.

"Maximum Advance Amount" means:

in an amount up to the lesser of (i) $100,000,000 and (ii) 60 per cent. (60%) of the Initial Market Value of the Ships

"Mortgage" means, in relation to each Ship, the first preferred or, as the case may be, priority ship mortgage on that Ship in the Agreed Form and, in the plural, means all of them.

"Mortgaged Ship" means a Ship which is subject to a Mortgage at the relevant time and, in the plural, means all of them.

"Participating Member State" means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Payment Currency" has the meaning given in Clause 22.5 (Currency indemnity).

"Permitted Holder" the person disclosed in the Side Letter as being the person having control (as such term is defined in paragraph (c) of the definition of "Change of Control") of the Borrower as at the date of this Agreement;

"Permitted Security Interests" means:

(a)	Security Interests created by the Finance Documents;

(b)	liens for unpaid master's and crew's wages in accordance with usual maritime practice;

(c)	liens for salvage;

(d)	liens arising by operation of law for not more than one month's prepaid hire under any charter in relation to a Ship not prohibited by this Agreement;

(e)
liens for master's disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the relevant Corporate Guarantor in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to Clause 14.13(d) (Restrictions on chartering, appointment of managers etc);

(f)
any Security Interest created in favour of a plaintiff or defendant in any proceedings or arbitration as security for costs and expenses while the relevant Corporate Guarantor is actively prosecuting or defending such proceedings or arbitration in good faith; and

(g)
Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made.

"Pertinent Document" means:

(a)	any Finance Document;

(b)	any policy or contract of insurance contemplated by or referred to in Clause 13 (Insurance ) or any other provision of this Agreement or another Finance Document;

(c)	any other document contemplated by or referred to in any Finance Document;

"Pertinent Jurisdiction" in relation to a company, means:

(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company has the centre of its main interests or which the company's central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)
a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f)
a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company, whether as a main or territorial or ancillary proceedings, or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c).

"Pertinent Matter" means:

(a)	any transaction or matter contemplated by, arising out of, or in connection with a Pertinent Document; or

(b)	any statement relating to a Pertinent Document or to a transaction or matter falling within paragraph (a),

and covers any such transaction, matter or statement, whether entered into, arising or made at any time before the signing of this Agreement or on or at any time after that signing.

"Potential Event of Default" means an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Lender and/or the satisfaction of any other condition, would constitute an Event of Default.

"Prepayment Date" has the meaning given in Clause 15.2 (Prepayment; provision of additional security).

"Prepayment Notice" has the meaning given in Clause 8.5(b) (Conditions for voluntary prepayment).

"Prohibited Person" means any person (whether designated by name or by reason of being included in a class of persons or by way of direct or indirect ownership or control) against whom Sanctions are directed.

“Quotation Day" means in relation to any period for which an interest rate is to be determined, two Additional Business Days before the first day of that period unless market practice differs in the relevant syndicated loan market in which case the Quotation Day will be determined by the Lender in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days).

"Reference Rate" means, in relation to the Loan or any part of the Loan:

(a)	the applicable Term SOFR as of the Quotation Day and for a period equal in length to the Interest Period of the Loan or that part of the Loan; or

(b)	as otherwise determined pursuant to Clause 5.3 (Unavailability of Term SOFR),

and if, in either case, that rate is less than zero, the Reference Rate shall be deemed to be zero;

"Relevant Person" has the meaning given in Clause 19.9 (Relevant Persons).

"Repayment Date" means a date on which a repayment is required to be made under Clause 8 (Repayment and Prepayment).

"Requisition Compensation" includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of "Total Loss".

"Retention Account" means an account in the name of the Borrower with the Account Bank designated" Castor Maritime Inc. – Retention Account", or any other account (with that or another office of the Account Bank) which replaces this account and is designated by the Lender as the Retention Account for the purposes of this Agreement.

"Sanctions" means any trade, economic or financial sanctions laws, regulations, embargoes, freezing provisions, prohibitions or other restrictive measures (including “secondary” or “extraterritorial” sanctions), imposed, administered, enacted or enforced from time to time by any Sanctions Authority. To the extent that any Sanctions applicable to and/or binding on the Lender are not applicable to and/or binding to a Security Party, such Sanctions shall be deemed to be applicable to and binding on such Security Party.

"Sanctions Advisory" means the Sanctions Advisory for the Maritime Industry, Energy and Metals Sectors, and Related Communities issued May 14, 2020 by the US Department of the Treasury, Department of State and Coast Guard, as may be amended or supplemented, and any similar future advisory.

"Sanctioned Country" means any country or territory that is subject to comprehensive country-wide or territory-wide Sanctions (currently, Afghanistan, Cuba, Iran, North Korea, Syria and Crimea).

"Sanctions Authority" means the US, the United Nations Security Council, the European Union or any of its member states, the United Kingdom, the respective governmental institutions and agencies of any of the foregoing, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the U.S. Department of Commerce, Her Majesty's Treasury of the United Kingdom, the Office of Financial Sanctions Implementation, or any other relevant sanctions authority enacting, administering or imposing Sanctions applicable by law to a Lender, the Borrower and any Security Party.

"Secured Liabilities" means all liabilities which the Borrower, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country.

"Security Interest" means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b)	the rights of a plaintiff under an action in rem; and

(c)
any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution.

"Security Party" means:

(a)	the Corporate Guarantors; and

(b)
any other person (except the Lender and any other manager which is not a member of the Group) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the final paragraph of the definition of "Finance Documents".

"Security Period" means the period commencing on the date of this Agreement and ending on the date on which the Lender notifies the Borrower and the Security Parties that:

(a)	all amounts which have become due for payment by the Borrower or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)
neither the Borrower nor any Security Party has any future or contingent liability under Clauses 20 (Fees and Expenses), 21 (Indemnities) or 23 (No Set-Off or Tax Deduction) or any other provision of this Agreement or another Finance Document; and

(d)
the Lender do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document.

"Side Letter" means a letter dated on or about the date of this Agreement specifying the person having control (as such term is defined in paragraph (c) of the definition of "Change of Control") of the Corporate Guarantor as at the date of this Agreement to be executed by the Lender, the Borrower and the Corporate Guarantor in the Agreed Form;

"Ship" means each of Ship A, Ship B, Ship C, Ship D, Ship E, Ship F, Ship G, Ship H, Ship I, Ship J, and, in the plural, means all of them.

"Ship A" means the Kamsarmax bulk carrier vessel of 83,375 dwt currently registered in the ownership of Guarantor A with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC CELESTE".

"Ship B" means the Kamsarmax bulk carrier vessel of 80,281 dwt currently registered in the ownership of Corporate Guarantor B with IMO number 9471264 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC ARIEL".

"Ship C" means the Kamsarmax bulk carrier vessel of 80,281 dwt currently registered in the ownership of Corporate Guarantor C with IMO number 9471264 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC PERSEUS".

"Ship D" means the Panamax bulk carrier vessel of 74,940 dwt currently registered in the ownership of Corporate Guarantor D with IMO number 9597331 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC ECLIPSE".

"Ship F" means the Kamsarmax bulk carrier vessel of 83,375 dwt currently registered in the ownership of Corporate Guarantor F with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC MARS".

"Ship G" means the Kamsarmax bulk carrier vessel of 83,375 dwt currently registered in the ownership of Corporate Guarantor G with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC THUNDER".

"Ship H" means the Kamsarmax bulk carrier vessel of 83,375 dwt currently registered in the ownership of Corporate Guarantor H with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC CALLISTO".

"Ship I" means the Kamsarmax bulk carrier vessel of 83,375 dwt currently registered in the ownership of Corporate Guarantor I with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC STARLIGHT".

"Ship J" means the Kamsarmax bulk carrier vessel of 83,375 dwt currently registered in the ownership of Corporate Guarantor J with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "MAGIC PLUTO".

"Ship K" means the container vessel of currently registered in the ownership of Corporate Guarantor K with IMO number 9442407 under the Marshall Islands flag in accordance with the laws of the relevant Approved Flag State with the name "RAPHAELA".

"SOFR" means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate);

"Specified Time" means 11.00 a.m. London time.

"Subordinated Creditor" means the Borrower, a Security Party or any other person who becomes a Subordinated Creditor in accordance with this Agreement.

"Subordinated Debt" in relation to a Subordinated Creditor, has the meaning given to it in the Subordination Agreement entered into by that Subordinated Creditor.

"Subordinated Debt Security" means a document creating a Security Interest in relation to any Subordinated Debt in the Agreed Form.

"Subordination Agreement" means a subordination agreement entered into or to be entered into by a Subordinated Creditor, the Borrower, a Security Party and the Lender in the Agreed Form.

"Term SOFR" means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) or by any other relevant source of information available to the Borrower, either directly or indirectly connected with CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate), from which the term SOFR Reference can be derived for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate);

"Total Loss" means, in relation to a Ship:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Ship;

(b)
any expropriation, confiscation, requisition or acquisition of that Ship, whether for full or part consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority unless it is within one month from the date of such occurrence redelivered to the full control of the relevant Corporate Guarantor owning that Ship;

(c)	any condemnation of that Ship by any tribunal or by any person or person claiming to be a tribunal; and

(d)
any arrest, capture, seizure, confiscation or detention of that Ship (including any hijacking or theft) unless it is within one month redelivered to the full control of the relevant Corporate Guarantor owning that Ship.

"Total Loss Date" means, in relation to a Ship:

(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)
the date of any compromise, arrangement or agreement made by or on behalf of the relevant Corporate Guarantor owning that Ship with that Ship's insurers in which the insurers agree to treat the Ship as a total loss; and

(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Lender that the event constituting the total loss occurred.

"Transfer Certificate" has the meaning given in Clause 26.2 (Transfer by a Lender).

"US" means the United States of America.

"US GAAP" means generally accepted accounting principles in the Unites States.

"US Tax Obligor" means:

(a)	a person which is resident for tax purposes in the US; or

(b)	a person some or all whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

1.2	Construction of certain terms

In this Agreement:

"administration notice" means a notice appointing an administrator, a notice of intended appointment and any other notice which is required by law (generally or in the case concerned) to be filed with the court or given to a person prior to, or in connection with, the appointment of an administrator;

"approved" means, for the purposes of Clause 13 (Insurance), approved in writing by the Lender at its discretion;

"asset" includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

"company" includes any partnership, joint venture and unincorporated association;

"consent" includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

"contingent liability" means a liability which is not certain to arise and/or the amount of which remains unascertained;

"document" includes a deed; also a letter or fax;

"excess risks" means, in relation to a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of its insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

"gross negligence" means a form of negligence which is distinct from ordinary negligence, in which the due diligence and care which are generally to be exercised have been disregarded to a particularly high degree, in which the plainest deliberations have not been made and that which should be most obvious to everybody has not been followed;

"law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

"legal or administrative action" means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

"liability" includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

"months" shall be construed in accordance with Clause 1.3 (Meaning of "month");

"obligatory insurances" means, in relation to a Ship, all insurances effected, or which the Borrower owning that Ship is obliged to effect, under Clause 13 (Insurance ) or any other provision of this Agreement or another Finance Document;

"parent company" has the meaning given in Clause 1.4 (Meaning of "subsidiary");

"person" includes any individual, any partnership, any company; any state, political sub- division of a state and local or municipal authority; and any international organisation;

"policy" in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 1 of the Institute Time Clauses (Hulls) (1/10/82) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency (monetary or otherwise), department, central bank, regulatory, self-regulatory or other authority or organisation;

"subsidiary" has the meaning given in Clause 1.4 (Meaning of "subsidiary");

"successor" includes any person who is entitled (by assignment, novation, merger or otherwise) to any person's rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

"tax" includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and

"war risks" includes the risk of mines and all risks excluded by clause 29 of the International Hull Clauses (1/11/02 or 1/11/03), clause 24 of the Institute Time Clauses (Hulls)(1/11/95) or clause 23 of the Institute Time Clauses (Hulls) (1/10/83).

1.3	Meaning of "month"

A period of one or more "months" ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started ("the numerically corresponding day"), but:

(a)
on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)
on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day, and "month" and "monthly" shall be construed accordingly.

1.4	Meaning of "subsidiary"

A company (S) is a subsidiary of another company (P) if:

(a)
a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b)	P has direct or indirect control over a majority of the voting rights attaching to the issued shares of S; or

(c)	P has the direct or indirect power to appoint or remove a majority of the directors of S; or

(d)	P otherwise has the direct or indirect power to ensure that the affairs of S are conducted in accordance with the wishes of P, and any company of which S is a subsidiary is a parent company of S.

1.5	General Interpretation

In this Agreement:

(a)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(b)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise;

(c)	words denoting the singular number shall include the plural and vice versa; and

(d)	Clauses 1.1 (Definitions) to 1.5 (General Interpretation) apply unless the contrary intention appears.

1.6	Headings

In interpreting a Finance Document or any provision of a Finance Document, all clause, sub- clause and other headings in that and any other Finance Document shall be entirely disregarded.

2	FACILITY

2.1	Amount of facility

Subject to the other provisions of this Agreement, the Lender shall make available to the Borrower a senior secured term loan facility of up to the lower of: (a) 55% of the Initial Market Value of the Vessels or (b) $100,000,000, in one advance for the purpose stated in the preamble to this Agreement.

2.2	Purpose of Advance

The Borrower undertakes to use the Advance only for the purpose stated in the preamble to this Agreement.

3	POSITION OF THE LENDER

3.1	Interests several

The rights of the Lender under this Agreement are several.

3.2	Individual right of action

The Lender shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement.

3.3	Obligations several

The obligations of the Lender under this Agreement are several; and a failure of the Lender to perform its obligations under this Agreement shall not result in the Borrower, any Security Party, any Lender being discharged (in whole or in part) from its obligations under any Finance Document.

4	DRAWDOWN

4.1	Request for an Advance

Subject to the following conditions, the Borrower may request an Advance to be borrowed by ensuring that the Lender receives a completed Drawdown Notice not later than 5.00 p.m. one Business Days prior to the relevant Drawdown Date.

4.2	Availability

The conditions referred to in Clause 4.1 (Request for an Advance) are that:

(a)	a Drawdown Date has to be a Business Day during the relevant Availability Period;

(b)	the Advance shall not exceed the relevant Maximum Advance Amount;

(c)
and the Advance shall not exceed the Loan and the Commitment shall be advanced to the Borrower in one (1) Advance and any amount undrawn under the Commitment shall be cancelled and may not be borrowed by the Borrower at a later date.

4.3	Drawdown Notice irrevocable

A Drawdown Notice must be signed by a duly authorised signatory of the Borrowerand once served, a Drawdown Notice cannot be revoked without the prior consent of the Lender.

4.4	Disbursement of Advance

Subject to the provisions of this Agreement, the Lender shall on the Drawdown Date make the Commitment available to the Borrower and payment to the Borrower shall be made to the account which the Borrower specify in the Drawdown Notice:

The payment by the Lender under this Clause 4.44 ( Disbursement of Advance ) shall constitute the making of the Advance and the Borrower shall at that time become indebted, as principal and direct obligors, to the Lender.

5	INTEREST

5.1	Payment of normal interest

Subject to the provisions of this Agreement, interest on the Loan in respect of each Interest Period shall be paid by the Borrower on the last day of that Interest Period.

5.2	Normal rate of interest

Subject to the provisions of this Agreement, the rate of interest on the Advance in respect of an Interest Period relative to the Advance shall be the aggregate of (i) the Margin and (ii) the Reference Rate for that Interest Period.

5.3	Unavailability of Term SOFR

(a)
Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of the Loan, the applicable Reference Rate shall be the applicable Interpolated Term SOFR for a period equal in length to the Interest Period of the Loan.

(b)
Historic Term SOFR: If paragraph (a) above applies but the applicable Interpolated Term SOFR is not available for the Interest Period of the Loan, the Reference Rate for such Interest Period shall be the Historic Term SOFR for the Loan.

(c)
Interpolated Historic Term SOFR: If paragraph (b) above applies but the Historic Term SOFR is not available for the Interest Period of the Loan, the applicable Forward Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of the Loan.

(d)
Cost of funds: If paragraph (c) above applies but no Interpolated Historic Term SOFR is available for the Interest Period of the Loan there shall be no Reference Rate for that Forward Rate Loan and Paragraph 5.8 (Cost of funds) below shall apply to the Loan for that Interest Period.

5.4	Notification of Interest Periods and rates of normal interest

The Lender shall notify the Borrower of:

(a)	each rate of interest; and

(b)	the duration of each Interest Period,

as soon as reasonably practicable after each is determined.

5.5	Selection of Interest Periods

The Borrower may by notice received by the Lender not later than 11:30 a.m. (Athens time) on the second Business Day before the beginning of each Interest Period specify whether such Interest Period shall have a duration of one (1) or three (3) months (or such other period as may be requested by the Borrower and as the Lender, in its sole discretion, may agree to).

5.6	Changes to Reference Rates

If a Published Rate Replacement Event has occurred in relation to any Published Rate, any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Reference Rate; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B)
enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Reference Rate;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E)
adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Lender in prior consultation with the Borrower but without requiring Borrower’s consent.

(b)	In this Clause 5.6 (Changes to reference rates):

"Published Rate" means:

(a)	SOFR; or

(b)	Term SOFR for any Quoted Tenor;

"Published Rate Contingency Period" means, in relation to:

(a)	Term SOFR (all Quoted Tenors), 10 US Government Securities Business Days; and

(b)	SOFR, 10 US Government Securities Business Days.

"Published Rate Replacement Event" means, in relation to a Published Rate:

(a)	the methodology, formula or other means of determining that Published Rate has, in the opinion of the Lender, materially changed;

(b)

(i)

(A)	the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)
information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(ii)
the administrator of that Published Rate publicly announces that it has ceased or will cease to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(iii)	the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Published Rate or its supervisor announces that that Published Rate may no longer be used; or

(b)
the administrator of that Published Rate (or the administrator of an interest rate which is a constituent element of that Published Rate) determines that that Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Lender) temporary; or

(ii)	that Published Rate is calculated in accordance with any such policy or arrangement for a period no less than the applicable Published Rate Contingency Period; or

(d)
in the opinion of the Lender (in prior consultation with the Borrower but without requiring Borrower’s consent), that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

"Quoted Tenor" means, in relation to Term SOFR, any period for which that rate is customarily displayed on the relevant page or screen of an information service.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Replacement Reference Rate" means a reference rate which is:

(a)	formally designated, nominated or recommended as the replacement for a Published Rate by:

(i)	the administrator of that Published Rate; or

(ii)
any Relevant Nominating Body, and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under paragraph (ii) above;

(b)	in the opinion of the Lender, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to a Published Rate; or

(c)	in the opinion of the Lender, an appropriate successor or alternative to a Published Rate.

5.6	Market disruption

If before close of business in Athens the Quotation Day for the relevant Interest Period, the Lender determines (in its sole discretion) that its cost of funds relating to the Loan would be in excess of the Market Disruption Rate, then Clause 5.8 (Cost of funds) shall apply to the Loan for the relevant Interest Period.

5.7	Cost of Funds

If this Clause 5.7 (Cost of funds) applies, the rate of interest on the Loan or the relevant part of the Loan for the relevant Interest Period shall not be calculated as per clause 3.1 but, instead, shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified by the Lender to the Borrower, which expresses as a percentage rate per annum the Lender’s cost of funds relating to the Loan or the relevant part thereof.

(b)
If this Clause 5.7 (Cost of funds) applies and the Lender or the Borrower so require, the Lender and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c)
Subject to Clause 5.6 (Changes to reference rates), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lender and the Borrower, be binding on all Parties.

(d)	If any rate notified under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e)
If no substitute or alternative basis agreed pursuant to paragraph (b) above, the Borrower may give the Lender not less than 5 days’ notice of their intention to prepay the Loan at the end of the interest period set by the Lender.

(f)
A notice under paragraph (e) above shall be irrevocable; and on the last Business Day of the interest period set by the Lender the Borrower shall prepay (without premium or penalty) the Loan, together with accrued interest thereon at the applicable interest rate and the balance of the Financial Indebtedness.

5.8	Suspension of drawdown

If the Lender's notice under Clause 7 (Market disruption) is served before the Commitment (or a part thereof) is advanced in a case falling within Clause Error! Reference source not found. ( Market disruption), the Lender’s obligation to advance that Advance shall be suspended while the circumstances referred to in the Lender's notice continue.

5.9	Notice of prepayment

If the Borrower does not agree with an interest rate set by the Lender, the Borrower may give the Lender not less than five Business Days' notice of its intention to prepay the Loan at the end of the interest period set by the Lender.

5.10	Prepayment; termination of Commitments

A notice under Clause 5.90 (Notice of prepayment) shall be irrevocable and:

(a)	on the date on which the Lender serves that notice, the Loan shall be cancelled; and

(b)
on the last Business Day of the interest period set by the Lender, the Borrower shall prepay (without premium or penalty) the Loan, together with accrued interest thereon at the applicable rate plus the Margin, Provided always that if the Borrower shall, subject always to servicing the notice of prepayment, make a prepayment on a Banking Day other than the last day of an Interest Period in respect of the whole of the Loan, it shall, in addition to the amount prepaid and accrued interest, pay to the Lender any amount which the Lender may evidently certify is necessary to compensate the Lender for any Break Costs incurred by the Lender as a result of the making of the prepayment in question.

5.11	Application of prepayment

The provisions of Clause 8 (Repayment and Prepayment ) shall apply in relation to the prepayment.

6	INTEREST PERIODS

6.1	Commencement of Interest Periods

The first Interest Period shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

6.2	Duration of normal Interest Periods

Subject to Clauses 6.3 (Duration of Interest Periods for Instalments ) and Error! Reference s ource not found. (Non-availability of matching deposits for Interest Period selected), each Interest Period shall be:

(a)	1 week, 2 weeks, 1 month, 2 months, 3 months at the Borrower’s selection; or

(b)
such other period (as proposed by the Borrower to the Lender not later than 11:00 a.m. (Athens time) 2 Business Days before the commencement of the Interest Period in respect of the Advance) as the Lender agree with the Borrower (failing which the Interest Period shall be three months).

6.3	Duration of Interest Periods for Instalments

In respect of an amount due to be repaid under Clause 8 (Repayment and Prepayment) on a particular Repayment Date, an Interest Period to which that Repayment Date relates shall end on that Repayment Date.

7	DEFAULT INTEREST

7.1	Payment of default interest on overdue amounts

The Borrower shall pay interest in accordance with the following provisions of this Clause 7 (Default Interest) on any amount payable by the Borrower under any Finance Document which the Lender does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4 (Acceleration of Loan), the date on which it became immediately due and payable.

7.2	Default rate of interest

Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Lender to be [2.50] per cent. above:

(a)	in the case of an overdue amount of principal, the higher of the rates set out at Clauses 7.3(a) (Calculation of default rate of interest) and 7.3(b) (Calculation of default rate of interest); or

(b)	in the case of any other overdue amount, the rate set out at Clause 7.3(b) (Calculation of default rate of interest).

7.3	Calculation of default rate of interest

The rates referred to in Clause 7.2 (Default rate of interest) are:

(a)	the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period applicable to it);

(b)	the aggregate of the Margin plus, in respect of successive Interest Periods of any duration (including at call) up to three months which the Lender may select from time to time:

(i)	the Reference Rate; or

(ii)	a rate from time to time determined by the Lender as the Lender (after consultation with the Reference Banks) may from time to time determine.

7.4	Notification of interest periods and default rates

The Lender shall promptly notify the Borrower of each interest rate determined by the Lender under Clause 7.3 (Calculation of default rate of interest) and of each Interest Period selected by the Lender for the purposes of paragraph 7.3(b) (Calculation of default rate of interest) of that Clause; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Lender's notification.

7.5	Payment of accrued default interest

Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the Interest Period by reference to which it was determined.

7.6	Compounding of default interest

Any such interest which is not paid at the end of the Interest Period by reference to which it was determined shall thereupon be compounded.

8	REPAYMENT AND PREPAYMENT

8.1	Amount of Instalments

The Borrower shall repay the loan by:

(i)	20 equal consecutive quarterly instalments, each in the amount of $2,500,000 (each an "Instalment " and, together, the "Instalments "); and

(ii)	a balloon instalment in the amount of $50,00,000 (the "Balloon Instalment ")

Provided that, if the amount advanced in respect of the Advance is less than the Maximum Advance Amount the aggregate amount of the Instalments and the Balloon Instalment shall be reduced by an amount equal to the undrawn amount on a pro rata basis.

8.2	Repayment Dates

The first Instalment in respect of the Advance shall be repaid on the date falling three months after the Drawdown Date, each subsequent Instalment shall be repaid quarterly thereafter and the last Instalment in respect of the Advance, shall be repaid together with the Balloon Instalment latest on the relevant Final Repayment Date.

8.3	Final Repayment Date

On the Final Repayment Date the Borrower shall additionally pay to the Lender all other sums then accrued or owing under any Finance Document.

8.4	Voluntary prepayment

Subject to the following conditions, the Borrower may prepay the whole or any part of the Loan at any time giving a 2 business day notice to the Lender.

8.5	Conditions for voluntary prepayment

The conditions referred to in Clause 8.4 (Voluntary prepayment) are that:

(a)	a partial prepayment shall be in an amount equal to an Instalment or a higher integral multiple thereof;

(b)
the Lender has received from the Borrower at least five Business Days' prior irrevocable written notice (each, a "Prepayment Notice") specifying the amount to be prepaid and the date on which the prepayment is to be made;

(c)
the Borrower have provided evidence satisfactory to the Lender that any consent required by any Security Party in connection with the prepayment has been obtained and remains in force, and that any regulation relevant to this Agreement which affects the Borrower or any Security Party has been complied with; and

(d)	the Borrower is in compliance with Clause 8.9 (Amounts payable on prepayment) on or prior to the date of prepayment.

8.6	Optional facility cancellation

The Borrower shall be entitled, upon giving to the Lender not less than five Business Days' prior written notice, to cancel, in whole or in part (and, if in part, by an amount not less than a multiple integral amount of an Instalment (or such other amount acceptable to the Lender in its sole discretion)), the undrawn balance of the Loan (the "Cancellation Notice") which notice shall be irrevocable.

8.7	Mandatory prepayment

(a)	The Borrower shall be obliged to prepay the Relevant Amount if a Ship:

(i)	is sold, on or before the date on which the sale is completed by delivery of that Ship to the buyer; or

(ii)	becomes a Total Loss, on the earlier of the date falling 120 days after the Total Loss Date and the date of receipt by the Lender of the proceeds of insurance relating to such Total Loss.

(b)
Any surplus, after the prepayment of the Relevant Amount (plus any additional costs due pursuant to Clause 8.9 (Amounts payable on prepayment)), shall be for the account of the Borrower Provided that no Event of Default has occurred and is continuing at the relevant time or will occur as a result of the release of such surplus to the Borrower.

In this Clause 8.77 (Mandatory prepayment):

(i)
"Relevant Amount" means an amount equal to the lower of an amount (if any) which after the application of the prepayment to be made pursuant to Clause Error! R eference source not found. (Application of partial prepayment or cancellation) results in the (A) Net leverage ratio of below 70% and (B) the Net leverage Ratio which applied immediately prior to the applicable event described in paragraph (i) or (ii) of this Clause 8.77 (Mandatory prepayment).

8.8	Effect of Prepayment Notice and Cancellation Notice

Neither a Prepayment Notice nor a Cancellation Notice may be withdrawn or amended without the consent of the Lender and:

(a)	in the case of a Prepayment Notice, the amount specified in that Prepayment Notice shall become due and payable by the Borrower on the date for prepayment specified in that Prepayment Notice; and

(b)	in the case of a Cancellation Notice, the amount cancelled shall be permanently cancelled and may not be borrowed.

8.9	Amounts payable on prepayment

A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 (Indemnities) or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period together with any sums payable under Clause 22.2 (Break Costs) but without premium or penalty.

8.10	Application of partial prepayment or cancellation

Each partial prepayment shall be applied:

(a)
if made pursuant to Clauses 5.9 (, Notice of prepayment ) 8.4 (Voluntary prepayment), 8.8.(mandatory prepayment), 15.2 (Prepayment; provision of additional security), 19.2 ( Actions following an Event of Default), 24.3 (Prepayment; termination of Commitment) or 25.6 (Prepayment; termination of Commitment) proportionately between each Advance and within each Advance pro rata against the Instalments;

8.11	No reborrowing

No amount prepaid or cancelled may be (re)borrowed.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default

The Lender's obligation to make the Commitment or any part thereof available is subject to the following conditions precedent:

(a)	that, on or before the service of the Drawdown Notice, the Lender receives the documents described in Part A of Schedule 2 in form and substance satisfactory to the Lender and its lawyers;

(b)	that, on the Drawdown Date but prior to the making of the Advance, the Lender receives;

(i)	the documents described in Part B of Schedule 2 (Condition Precedent Documents) in form and substance satisfactory to the Lender and its lawyers;

(ii)	payment of any expenses payable pursuant to Clause 20.2 (Costs of negotiation, preparation etc.) which are due and payable on the Drawdown Date to which that Drawdown Notice relates;

(c)	that both at the date of the Drawdown Notice and at Drawdown Date:

(i)	no Event of Default or Potential Event of Default has occurred or would result from the borrowing of the Loan;

(ii)
the representations and warranties in Clause 10 (General) and those of either Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii)	none of the circumstances contemplated by Clause 5.6 (Market disruption) has occurred and is continuing; and

(iv)	there has been no Material Adverse Change; and

(d)
that, if the Net Leverage Ratio were applied immediately following the making of the Loan, the Borrower would not be obliged to provide additional security or prepay part of the Loan under that Clause; and

(e)
that the Lender has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Lender, request by notice to the Borrower prior to the relevant Drawdown Date.

9.2	Waiver of conditions precedent

If the Lender, at its discretion, permit the Loan to be borrowed before certain of the conditions referred to in Clause 9.1 (Documents, fees and no default ) are satisfied, the Borrower shall ensure that those conditions are satisfied within five Business Days after the Drawdown Date (or such longer period as the Lender specify).

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Borrower represents and warrants to the Lender as follows.

10.2	Status

The Borrower is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and neither the Borrower nor any Security Party is a US Tax Obligor.

10.3	Share capital and ownership

Each Corporate Guarantor (except for Corporate Guarantor B and Corporate Guarantor K) is authorised to issue 500 registered shares of no par value, all of which shares have been issued, and the legal title and beneficial ownership of all those shares is held, free of any Security Interest or other claim, by the Borrower.

Each of the Corporate Guarantor B and Corporate Guarantor K is authorised to issue 1000 registered shares of a par value of US$1.00 per share, all of which shares have been issued, and the legal title and beneficial ownership of all those shares is held, free of any Security Interest or other claim, by the Borrower.

10.4	Corporate power

The Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute the Finance Documents to which the Borrower is a party; and

(b)	to borrow under this Agreement and to make all the payments contemplated by, and to comply with, those Finance Documents to which it is a party.

10.5	Consents in force

All the consents referred to in Clause 10.4 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity; effective Security Interests

The Finance Documents to which the Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute the Borrower's legal, valid and binding obligations enforceable against the Borrower in accordance with their respective terms; and

(b)
create legal, valid and binding Security Interests (having the priority specified in the relevant Finance Document) enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate, subject to any relevant insolvency laws affecting creditors' rights generally.

10.7	No third party Security Interests

Without limiting the generality of Clause 10.6 (Legal validity; effective Security Interests), at the time of the execution and delivery of each Finance Document to which the Borrower is a party:

(a)	the Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts

The execution by the Borrower and each other Security Party of each Finance Document and the borrowing by the Borrower of the Loan (or any part thereof), and its compliance with each Finance Document to which it is a party:

(a)	will not involve or lead to a contravention of:

(i)	any law or regulation; or

(ii)	the constitutional documents of the Borrower or other Security Party; or

(iii)	any contractual or other obligation or restriction which is binding on the Borrower or other Security Party or any of its assets, and

(b)	will not have a Material Adverse Effect; and

(c)	is for the corporate benefit of the Borrower or each other Security Party.

10.9	No withholding taxes

All payments which the Borrower is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default

No Event of Default or Potential Event of Default has occurred.

10.11	Information

All information which has been provided in writing by or on behalf of the Borrower or any Security Party to the Lender in connection with any Finance Document satisfied the requirements of Clause 11.5 (Information provided to be accurate); all audited and unaudited accounts and financial statements which have been so provided satisfied the requirements of Clause 11.7 (Form of financial statements) and are true, correct and not misleading and present fairly and accurately the financial position of the Borrower, the Corporate Guarantors or the Group (as the case may be); and there has been no change in the financial position or state of affairs of the Borrower, the Corporate Guarantors or the Group (or any member thereof) from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.12	No litigation

No legal or administrative action involving the Borrower or any Security Party (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or, to the Borrower's knowledge, is likely to be commenced or taken which would, in either case, be likely to have a Material Adverse Effect.

10.13	Compliance with certain undertakings

At the date of this Agreement, the Borrower is in compliance with Clauses 11.2 (Title and negative pledge), 11.4 (No other liabilities or obligations to be incurred), 11.8 (Consents), and 14.10 (Compliance with laws etc).

10.14	Taxes paid

The Borrower has paid all taxes applicable to, or imposed on or in relation to the Borrower and its business.

10.15	ISM Code and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to the Borrower, the Corporate Guarantors, the Approved Managers and the Ships have been complied with.

10.16	No Money laundering

(a)
Neither the Borrower, to the extent applicable, and no Security Party has, in connection with this Agreement or any of the other Finance Documents, contravened, or permitted any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of the Directive 2015/849/EC of the European Parliament and of the Council of the European Union of 20 May 2015) and any comparable US federal and state laws.

10.17	No immunity

Neither the Borrower nor any of its assets is entitled to immunity on grounds of sovereignty or otherwise from any legal action or proceeding (including, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.18	Choice of law

The choice of the laws of England to govern this Agreement and those other Finance Documents which are expressed to be governed by the laws of England, and the laws of the applicable Approved Flag State to govern the Mortgages, constitutes a valid choice of law and the submission by the Borrower or, as the case may be, the relevant Security Parties thereunder to the jurisdiction of the Courts of England and, in the case of the Mortgages, the applicable Approved Flag State is a valid submission and does not contravene the laws of England or or, in the case of the Mortgages, the applicable Approved Flag State or the laws of any other Pertinent Jurisdiction, will be applied by the courts of any Pertinent Jurisdiction if this Agreement or those other Finance Documents or any claim thereunder comes under their jurisdiction upon proof of the relevant provisions of the laws of England or, in the case of the Mortgages, the applicable Approved Flag State.

10.19	Pari passu ranking

The obligations of the Borrower and Security Party under the Finance Documents to which it is a party are direct, general and unconditional obligations and rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except for obligations mandatorily preferred by law applying to companies generally.

10.20	Repetition

The representations and warranties in this Clause 10 (General) shall be deemed to be repeated by the Borrower:

(a)	on the date of service of the Drawdown Notice;

(b)	on the Drawdown Date; and

(c)
with the exception of Clauses 8 (No withholding taxes) and 3, (ompliance with certain undertakings) on the first day of each Interest Period as if made with reference to the facts and circumstances existing on each such day.

11	GENERAL UNDERTAKINGS

11.1	General

The Borrower undertakes with the Lender to comply with the following provisions of this Clause 11 (General Undertakings) at all times during the Security Period except as the Lender, may otherwise permit in writing.

11.2	Title and negative pledge

The Borrower will and shall procure that each Corporate Guarantor shall:

(a)
hold the legal title to, and own the entire beneficial interest in its Ship, her Insurances and Earnings, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and the effect of assignments contained in the Finance Documents and except for Permitted Security Interests; and

(b)	not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future.

11.3	No disposal of assets

The Borrower will transfer, lease or otherwise dispose of its assets strictly subject to the fact that such tranfer, lease or otherwise disposal does or will not or is not expected to cause any breach of any covenant of this Agreement applicable to the Borrower and shall procure that no Corporate Guarantor shall transfer, lease or otherwise dispose of without the consent of the Lender:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)
In the case of a Corporate Guarantor any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation,

but paragraph (a) does not apply to any charter of a Ship.

11.4	No other liabilities or obligations to be incurred

The Borrower will procure that no Corporate Guarantor will incur any liability or obligation (including, without limitation, any Financial Indebtedness or any obligations under a guarantee) except:

(a)	liabilities and obligations under the Finance Documents to which it is or, as the case may be, will be a party; and

(b)
liabilities or obligations reasonably incurred in the normal course of its business of trading, operating and chartering, maintaining and repairing the Ship owned by it (including, without limitation, any Financial Indebtedness and other indebtedness owing to its shareholders subject to the relevant Corporate Guarantor ensuring on or prior to the Drawdown Date, that the rights of each creditor thereunder are fully subordinated in writing pursuant to a Subordination Agreement).

11.5	Information provided to be accurate

All financial and other information, including but not limited to factual information, exhibits and reports, which is provided in writing by or on behalf of the Borrower under or in connection with any Finance Document will be true, correct and not misleading and will not omit any material fact or consideration.

11.6	Provision of financial statements

The Borrower will send or procure that there are sent to the Lender:

(a)
as soon as possible, but in no event later than 180 days after the end of each Financial Year of the Borrower the consolidated audited annual financial statements of the Borrower (commencing with the financial statements for the Financial Year which ended on 31 December 2024); and

(b)
as soon as possible, but in no event later than 90 days after the first 3-month period ending on 30 March in each Financial Year of the Borrower the quarterly unaudited financial statements in respect of the Borrower duly certified as to their correctness by the chief financial officer of the Borrower;

11.7	Form of financial statements

All accounts delivered under Clause 11.6 (Provision of financial statements) will:

(a)
be prepared in accordance with all applicable laws and US GAAP and, in the case of any audited financial statements, be certified by an independent and reputable auditor selected and appointed by the Borrower ;

(b)	give a true and fair view of the state of affairs of the Borrower at the date of those accounts and of its profit for the period to which those accounts relate; and

11.8	fully disclose or provide for all significant liabilities of the Borrower.Consents

The Borrower will, and will procure that each Corporate Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Lender of, all consents required:

(a)	for the Borrower or that Corporate Guarantor to perform its obligations under any Finance Document to which it is a party;

(b)	for the validity or enforceability of any Finance Document to which it is a party;

(c)	for that Corporate Guarantor to continue to own and operate the Ship owned by it, and the Borrower will comply with the terms of all such consents.

11.9	Maintenance of Security Interests

The Borrower will and will procure that each Corporate Guarantor will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a), at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Lender, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.10	Notification of litigation

The Borrower will and will procure that each Corporate Guarantor will provide the Lender with details of any legal or administrative action involving the Borrower, any Security Party, any Ship, the Earnings or the Insurances in respect of that Ship, any Security Party, as soon as such action is instituted or it becomes apparent to the Borrower or the relevant Corporate Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot have a Material Adverse Effect, and the Borrower shall and shall procure that each Corporate Guarantor will procure that all reasonable measures are taken to defend any such legal or administrative action.Principal place of business.

The Borrower will maintain its place of business, and keep its corporate documents and records and no Borrower will establish, or do anything as a result of which it would be deemed to have, a place of business in England or Wales or the United States of America.

11.11	Confirmation of no default

The Borrower will, within two Business Days after service by the Lender of a written request, serve on the Lender a notice which is signed by an officer of the Borrower and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or

(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

The Lender may serve requests under this Clause 11.11 (Confirmation of no default) from time to time and this Clause 11.11 (Confirmation of no default) does not affect the Borrower’s obligations under Clause 11.12 (Notification of default).

11.12	Notification of default

The Borrower will notify the Lender as soon as the Borrower becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred, and will keep the Lender fully up-to-date with all developments.

11.13	Provision of further information

The Borrower will and will procure that each Corporate Guarantor will, as soon as practicable after receiving the request, provide the Lender with any additional financial or other information relating:

(a)	to the Borrower, any other Security Party, the Ship owned by it, the Earnings or the Insurances; or

(b)	to any other matter relevant to, or to any provision of, a Finance Document, which may be reasonably requested by the Lender at any time.

11.14	Provision of copies and translation of documents

The Borrower will supply the Lender with a sufficient number of copies of the documents referred to above and if the Lender so requires in respect of any of those documents, the Borrower will provide a certified English translation prepared by a translator approved by the Lender.

11.15	"Know your customer" checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)	any change in the status of the Borrower or any Security Party after the date of this Agreement; or

(c)
a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Lender concerned supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender in order for the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

11.16	Compliance Certificate

(a)
The Borrower shall supply to the Lender, together with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 11.6 (Provision of financial statements), a Compliance Certificate duly signed by a senior officer of the Borrower,

11.17	No Money laundering

(a)	The Borrower:

(i)
will not, and will procure that no Security Party, to the extent applicable, will, in connection with this Agreement or any of the other Finance Documents, contravene, or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of the Directive 2015/849/EC of the European Parliament and of the Council of the European Union of 20 May 2015) and any comparable US federal and state laws; and

(ii)
shall further submit any documents and declarations on request, if such documents or declarations are required by the Lender to comply with its domestic money laundering and/or legal identification requirements.

12	CORPORATE UNDERTAKINGS

12.1	General

The Borrower also undertakes with the Lender to comply with the following provisions of this Clause 12 (Corporate Undertakings) at all times during the Security Period except as the Lender may otherwise permit in writing.

12.2	Maintenance of status

The Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.

12.3	Negative undertakings

The Borrower will not and will procure that each Corporate Guarantor will not:

(a)
change the nature of its business or carry on any business and in case of each Corporate Guarantor the nature of its business not to beother than the ownership, chartering and operation of the Ship owned by it;

(b)	The Borrower will procure that each Corporate Guarantor will not:

(i)	pay any dividend or make any other form of distribution if:

(A)	an Event of Default or a Potential Event of Default has occurred and is continuing at the relevant time; or

(B)	an Event of Default will result from the payment of a dividend or the making of any other form of distribution,

(c)	The Borrower will procure that each Corporate Guarantor will not

(a)	effect any form of redemption, purchase or return of its issued shares;

(b)	repay any Subordinated Debt;

(c)	provide any form of credit or financial assistance (including any guarantee or indemnity) to:

(i)	a person who is directly or indirectly interested in that Borrower's share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to that Borrower than those which it could obtain in a bargain made at arms' length;

(d)	The Borrower will procure that each Corporate Guarantor will not enter into any material agreement other than:

(i)	the Finance Documents ; or

(ii)	any other agreement expressly allowed under any other term of this Agreement;

(e)	open or maintain any account with any bank or financial institution except accounts with the Account Bank for the purposes of the Finance Documents;

(f)
The Borrower will procure that each Corporate Guarantor will not issue, allot or grant any person a right to any shares in its capital or repurchase or reduce its issued shares and/or number of shares it is authorised to issue;

(g)	The Borrower will not and will procure that each Corporate Guarantor will not change its Financial Year;

(h)	The Borrower will procure that each Corporate Guarantor will not allow a Change of Control; or

(i)
The Borrower will procure that each Corporate Guarantor will not enter into any form of amalgamation, merger or de-merger, acquisition, divesture, split-up or any form of reconstruction or reorganisation without the consent of the Lender.

12.4	Borrower’s subsidiaries

The Borrower shall provide the Lender on or before the date of this Agreement with a list of each member of the Group at the date of this Agreement and shall promptly advise the Lender in writing of any amendments to such list.

13	INSURANCE

13.1	General

The Borrower also undertakes with the Lender to comply with the following provisions of this Clause 13 (Insurance) at all times during the Security Period except as the Lender, may otherwise permit in writing.

13.2	Maintenance of obligatory insurances

The Borrower shall procure that each Corporate Guarantor will keep the Ship owned by it insured at the expense of that Corporate Guarantor against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including, without limitation, protection and indemnity war risks with a separate limit not less than hull value of the relevant Ship);

(c)
protection and indemnity risks (including, without limitation, protection and indemnity war risks in excess of the amount for war risks (hull) and oil pollution liability risks) in each case in the highest amount available in the international insurance market; and

(d)
any other risks the insurance of which the Lender, having regard to practices, recommendations and other circumstances prevailing at the relevant time, may from time to time require by notice to that Corporate Guarantor.

13.3	Terms of obligatory insurances

The Borrower shall procure that each Corporate Guarantor will effect such insurances in such amounts in such currency and upon such terms and conditions (including, without limitation, any LSW 1189 or any other, in the opinion of the Lender comparable mortgage clause) as shall from time to time be approved in writing by the Lender in its sole discretion, but in any event as follows:

(a)	in Dollars;

(b)	in the case of fire and usual marine risks and war risks, on an agreed value basis in an amount equal to at least the higher of:

(i)	an amount which is equal to 120 per cent. of the aggregate of:

(A)	the Loan: and

(B)	the aggregate principal amount secured by Permitted Security Interests over that Ship which have a prior ranking to the Security Interests created by the Finance Documents; and

(ii)	the Market Value of that Ship;

(c)
in the case of oil pollution liability risks, for an amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the International Group of Protection and Indemnity Clubs) and the international marine insurance market (currently $1,000,000,000 for any one accident or occurrence);

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of that Ship;

(e)	in relation to war risks insurance, extended to cover piracy and terrorism where excluded under the fire and usual marine risks insurance;

(f)	on approved terms and conditions;

(g)	such other risks of whatever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of a vessel similar to that Ship; and

(h)
through approved brokers and with approved insurance companies and/or underwriters which have a Standard & Poor's rating of at least BBB- or a comparable rating by any other rating agency acceptable to the Lender or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations which are members of the International Group of Protection and Indemnity Clubs.

13.4	Further protections for the Lender

In addition to the terms set out in Clause 13.3 (Terms of obligatory insurances), the Borrower shall procure that each Corporate Guarantor shall and shall procure that:

(a)
it and any and all third parties who are named assured or co-assured under any obligatory insurance shall assign their interest in any and all obligatory insurances and other Insurances if so required by the Lender;

(b)
whenever the Lender requires, the obligatory insurances name (or be amended to name) the Lender as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation they may have under any applicable law against the Lender but without the Lender thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)
the interest of the Lender as assignee and as loss payee shall be duly endorsed on all slips, cover notes, policies, certificates of entry or other instruments of insurance in respect of the obligatory insurances;

(d)	the obligatory insurances shall name the Lender as sole loss payee with such directions for payment as the Lender may specify;

(e)
the obligatory insurances shall provide that all payments by or on behalf of the insurers under the obligatory insurances to the Lender shall be made without set-off, counterclaim or deductions or condition whatsoever;

(f)
the obligatory insurances shall provide that the insurers shall waive, to the fullest extent permitted by English law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Lender in respect of any rights or interests (secured or not) held by or available to the Lender in respect of the Secured Liabilities, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (f) from making personal claims against persons (other than either the Corporate Guarantor or the Lender) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(g)	the obligatory insurances shall provide that the obligatory insurances shall be primary without right of contribution from other insurances effected by the Lender;

(h)	the obligatory insurances shall provide that the Lender may make proof of loss if that Borrower fails to do so; and

(i)
the obligatory insurances shall provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Lender, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall only be effective against the Lender 14 days (or 7 days in the case of war risks) after receipt by the Lender of prior written notice from the insurers of such cancellation, change or lapse.

13.5	Renewal of obligatory insurances

The Borrower shall procure that each Corporate Guarantor will:

(a)	at least 14 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Lender of the brokers, underwriters, insurance companies and any protection and indemnity or war risks association through or with whom that Corporate Guarantor proposes to renew that obligatory insurance and of the proposed terms and conditions of renewal; and

(ii)	seek the Lender's approval to the matters referred to in paragraph (i);

(b)	at least 7 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Lender's approval pursuant to paragraph (a); and

(c)
procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Lender in writing of the terms and conditions of the renewal.

13.6	Copies of policies; letters of undertaking

The Borrower shall procure that each Corporate Guarantor shall ensure that all approved brokers provide the Lender with pro forma copies of all cover notes and policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Lender and including undertakings by the approved brokers that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4 (Further protections for the Lender);

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Lender in accordance with the said loss payable clause;

(c)	they will advise the Lender immediately of any material change to the terms of the obligatory insurances;

(d)
they will notify the Lender, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from that Corporate Guarantor or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Lender of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Corprorate Guarantor under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of that Ship forthwith upon being so requested by the Lender.

13.7	Copies of certificates of entry; letters of undertaking

The Borrower shall procure that each Corporate Guarantor shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by that Corporate Guarantor is entered provides the Lender with:

(a)	a certified copy of the certificate of entry for that Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Lender;

(c)
where required to be issued under the terms of insurance/indemnity provided by that Corporate Guarantor's protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Corporate Guarantor in accordance with the requirements of such protection and indemnity association; and

(d)
a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority or, as the case may be, protection and indemnity associations in relation to that Ship (if applicable).

13.8	Deposit of original policies

The Borrower shall procure that each Corporate Guarantor shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

13.9	Payment of premiums

The Borrower shall procure that each Corporate Guarantor shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Lender.

13.10	Guarantees

The Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Compliance with terms of insurances

The Borrower shall not do or omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular it shall:

(a)
take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 13.6(c) (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Lender has not given its prior approval;

(b)	not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(c)
make (and promptly supply copies to the Lender) of all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which that Ship is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation) and, if applicable, shall procure that each Approved Manager complies with this requirement; and

(d)
not employ that Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.12	Alteration to terms of insurances

The Borrower shall procure that each Corporate Guarantor shall neither make nor agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

13.13	Settlement of claims

The Borrower shall procure that each Corporate Guarantor will not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Lender to collect or recover any moneys which at any time become payable in respect of the obligatory insurances and shall do all things necessary to ensure such collection or recovery is made.

13.14	Provision of copies of communications

The Borrower shall procure that each Corporate Guarantor shall provide the Lender upon request, copies of all written communications between that Corporate Guarantor and:

(a)	the approved brokers;

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters, which relate directly or indirectly to:

(i)	that Corporate Guarantor's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls;

(ii)
any credit arrangements made between that Corporate Guarantor and any of the persons referred to in paragraphs (a) or (b) relating wholly or partly to the effecting or maintenance of the obligatory insurances; and

(iii)	a claim under any Insurances.

13.15	Provision of information and further undertakings

In addition, the Borrower shall procure that each Corporate Guarantor shall promptly provide the Lender (or any persons which it may designate) with any information which the Lender (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)
effecting, maintaining or renewing any such insurances as are referred to in Clause 13.16 (Mortgagee's interest and additional perils insurances ) or dealing with or considering any matters relating to any such insurances, and that Corporate Guarantor shall:

(i)
do all things necessary and provide the Lender with all documents and information to enable the Lender to collect or recover any moneys in respect of the Insurances which are payable to the Lender pursuant to the Finance Documents; and

(ii)
promptly provide the Lender with full information regarding any Major Casualty in consequence whereof the Ship owned by that Corporate Guarantor has become or may become a Total Loss and agree to any settlement of such casualty or other accident or damage to that Ship only with the Lender's prior written consent, and the Borrower shall procure that the relevant Corporate Guarantor shall, forthwith upon demand, indemnify the Lender in respect of all fees and other expenses incurred by or for the account of the Lender in connection with any such report as is referred to in paragraph (a).

13.16	Mortgagee's interest and additional perils insurances

The Lender shall be entitled from time to time to effect, maintain and renew all or any of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Lender may from time to time consider appropriate:

(a)
a mortgagee's interest insurance in respect of each Ship providing for the indemnification of the Lender for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to a Ship or a liability of such Ship or of the Corporate Guarantor owning that Ship, such loss or damage being prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of, an allegation concerning:

(i)
any act or omission on the part of that Corporate Guarantor, of any operator, charterer, manager or sub-manager of that Ship or of any officer, employee or agent of that Corporate Guarantor or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of that Corporate Guarantor, any other person referred to in paragraph (i) above, or of any officer, employee or agent of that Corporate Guarantor or of such a person, including the casting away or damaging of that Ship and/or that Ship being unseaworthy; and/or

(iii)
any other matter capable of being insured against under a mortgagee's interest marine insurance policy, whether or not similar to the foregoing, in an amount of up to 120 per cent. of the aggregate of:

(A)	the Loan: and

(B)	the aggregate principal amount secured by Permitted Security Interests over that Ship which have a prior ranking to the Security Interests created by the Finance Documents,

(the aggregate of (A) and (B) being the "Aggregate Insurable Amount");

(b)
a mortgagee's interest additional perils insurance in respect of each Ship providing for the indemnification of the Lender against, amongst other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of that Ship, the imposition of any Security Interest over that Ship and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, whether or not similar to the foregoing, and in an amount of up to 110 per cent. of the Aggregate Insurable Amount;

and the Borrower shall procure that each Corporate Guarantor shall upon demand fully indemnify the Lender in respect of all premiums and other expenses which are incurred in connection with, or with a view to, effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.17	Review of insurance requirements

The Lender shall be entitled to review the requirements of this Clause 13 (Insurance) from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Lender significant and capable of affecting the Corporate Guarantors, each Ship and its Insurances (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Corporate Guarantor owning that Ship may be subject) and the Borrower shall procure that the relevant Corporate Guarantor shall upon demand fully indemnify the Lender in respect of all fees and other expenses incurred by or for the account of the Lender in appointing an independent marine insurance broker or adviser to conduct such review.

13.18	Modification of insurance requirements

The Lender shall notify the Borrower of any proposed modification under Clause 13.17 (Review of insurance requirements) to the requirements of this Clause 13 (nsurance) which the Lender reasonably considers appropriate in the circumstances, and such modification shall take effect on and from the date it is notified in writing to the Borrower as an amendment to this Clause 13 (Insurance) and shall bind the Borrower accordingly.

13.19	Compliance with mortgagee's instructions

The Lender shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require a Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Lender until that Corporate Guarantor owning that Ship implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.18 (Modification of insurance requirements).

14	SHIP COVENANTS

14.1	General

The Borrower also undertakes with the Lender to comply with the following provisions of this Clause 14 (Ship Covenants) at all times during the Security Period except as the Lender may otherwise permit in writing.

14.2	Ship's name and registration

The Borrower shall procure that each Corporate Guarantor shall keep the Ship owned by it registered in its name under an Approved Flag; shall procure that each Corporate Guarantor shall not do, omit to do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall procure that each Corporate Guarantor shall not change the name or port of registry of that Ship.

14.3	Repair and classification

The Borrower shall procure that each Corporate Guarantor shall, and shall procure that each Approved Manager shall, keep the Ship owned by that Corporate Guarantor in a good and safe condition and state of repair, sea and cargo worthy in all respects:

(a)	consistent with first-class ship ownership and management practice;

(b)
so as to maintain the highest class free of overdue recommendations and conditions, with a classification society which is a member of IACS (being one of Lloyd's Registry, American Bureau of Shipping, Det Norske Veritas, Bureau Veritas, Korean Register of Shipping, Nippon Kaiji Kyoykai or Registro Italiano Navale) and acceptable to the Lender; and

(c)
so as to comply with all laws and regulations applicable to vessels registered at ports in the applicable Approved Flag State or to vessels trading to any jurisdiction to which that Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code,

14.4	Classification society undertaking

The Borrower shall procure that each Corporate Guarantor shall instruct the classification society referred to in Clause 14.3 (Repair and classification) (and procure that the classification society undertakes with the Lender) in relation to its Ship:

(a)
to send to the Lender, following receipt of a written request from the Lender, certified true copies of all original class records and any other related records held by the classification society in relation to the Ship owned by that Corporate Guarantor;

(b)
to allow the Lender (or its agents), at any time and from time to time, to inspect the original class and related records of that Ship at the offices of the classification society and to take copies of them;

(c)	to notify the Lender immediately in writing if the classification society:

(i)	receives notification from that Corporate Guarantor or any person that that Ship's classification society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship's class under the rules or terms and conditions of that Corporate Guarantor's or that Ship's membership of the classification society;

(d)	following receipt of a written request from the Lender:

(i)
to confirm that that Corporate Guarantor is not in default of any of its contractual obligations or liabilities to the classification society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the classification society; or

(ii)
if that Corporate Gaurantor is in default of any of its contractual obligations or liabilities to the classification society, to specify to the Lender in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the classification society.

14.5	Modification

The Borrower shall procure that nο Corporate Guarantor shall make any modification or repairs to, or replacement of, its Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

14.6	Removal of parts

The Borrower shall procure that neither Corporate Guarantor shall remove any material part of its Ship, or any item of equipment installed on that Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Lender and becomes on installation on that Ship the property of that Corporate Guarantor and subject to the security constituted by the relevant Mortgage Provided that a Corporate Guarantor may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by it.

14.7	Surveys

The Borrower shall procure that each Corporate Guarantor shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Lender provide the Lender, with copies of all survey reports.

14.8	Inspection

The Borrower shall procure that each Corporate Guarantor shall permit the Lender (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by that Corporate Guarantor at all reasonable times to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections at the Corporate Guarantor's expense, and if the inspector or surveyor appointed by the Lender under this Clause is of the opinion that there are any technical, commercial or operational actions being undertaken or omitted to be undertaken by that Corporate Guarantor which is the owner of that Ship or the relevant Approved Manager which adversely affect the operation or value of that Ship, the Corporate Guarantor owning that Ship shall forthwith (at their expense) on the Lender's demand remedy such action or inaction and provide the Lender with evidence that it has taken such remedial action.

14.9	Prevention of and release from arrest

The Borrower shall procure that each Corporate Guarantor shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, the Earnings or the Insurances;

(b)	all taxes, dues and other amounts charged in respect of that Ship, the Earnings or the Insurances; and

(c)
all other outgoings whatsoever in respect of that Ship, the Earnings or the Insurances,

and, forthwith upon receiving notice of the arrest of that Ship, or of its detention in exercise or purported exercise of any lien or claim, that Corporate Guarantor shall procure its release by providing bail or otherwise as the circumstances may require.

14.10	Compliance with laws etc.

The Borrower shall procure that each Corporate Guarantor shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship owned by it, its ownership, operation and management or to the business of that Corporate Guarantor;

(b)	not employ the Ship owned by it nor allow its employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit that Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the prior written consent of the Lender has been given and that Corporate Guarantor has (at its expense) effected any special, additional or modified insurance cover which the Lender may require.

14.11	Provision of information

The Borrower shall procure that each Corporate Guarantor shall promptly provide the Lender with any information which it requests regarding:

(a)	the Ship owned by it, its employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of that Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made in respect of that Ship;

(d)	any towages and salvages; and

(e)
its compliance, each Approved Manager's compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Lender's request, provide copies of any current charter relating to that Ship, of any current charter guarantee and copies of that Corporate Guarantor's or the relevant Approved Manager's Document of Compliance, Safety Management Certificate and the ISSC.

14.12	Notification of certain events

The Borrower shall procure that each Corporate Guarantor shall:

(a)	before entering into:

(i)	any demise charter in respect of its Ship for any period longer than three years;

notify the Lender and provide copies of any draft charter relating to its Ship and, if applicable, any draft charter guarantee and that Corporate Guarantor shall be entitled to enter into such charter unless the charter hire under that demise charter is index linked based in which case no notification or provision of draft charter to the Lender will be required;

Provided that:

(A)
that Corporate Guarantor executes in favour of the Lender a specific assignment of all its rights, title and interest in and to such charter and any charter guarantee in the form of a Charterparty Assignment;

(B)
the charterer and any charter guarantor agree to acknowledge to the Lender (1) the specific assignment of such charter and charter guarantee by executing an acknowledgement substantially in the form included in the relevant Charterparty Assignment and (2) that the Mortgage over that Ship has been registered prior to the entry into such charter and the charterer provides to the Lender a letter of undertaking pursuant to which the charterer subordinates all its claims against the relevant Corporate Guarantor and its Ship to the claims of the Lender under or in connection with the Finance Documents in the Agreed Form;

(C)
in the case where such charter is a demise charter the charterer undertakes to the Lender (1) to comply with all of that Corporate Guarantor's undertakings with regard to the employment, insurances, operation, repairs and maintenance of its Ship contained in this Agreement, the Mortgage and the General Assignment in relation to that Ship and (2) to provide an assignment of its interest in the insurances of that Ship in the Agreed Form;

(D)	the relevant Corporate Guarantor provides certified true and complete copies of the charter relating to its Ship and of any current charter guarantee, if any, immediately after its execution;

(E)
the Lender's receipt of a copy of the charter and its failure or neglect to act, delay or acquiescence in connection with the relevant Corporate Guarantor's entering into such charter shall not in any way constitute an acceptance by the Lender of whether or not the Earnings under the charter are sufficient to meet the debt service requirements under this Agreement nor shall it in any way affect the Lender's or the Lender's entitlement to exercise its rights under the Finance Documents pursuant to Clause 19 (Events of Default) upon the occurrence of an Event of Default arising as a result of an act or omission of the charterer; and

(F)
the Borrower delivers to the Lender such other documents equivalent to those referred to at paragraphs 2, 3, 4, 5, 6, 7 and Error! Reference source not found. of Schedule 2 (Condition Precedent Documents), Part A as the Lender may require; and

(b)	immediately notify the Lender by letter, of:

(i)
its entry into any agreement or arrangement for the postponement of any date on which any Earnings are due, the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of that Corporate Guarantor to any Earnings;

(ii)

(iii)	any casualty which is or is likely to be or to become a Major Casualty;

(iv)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(v)	any requirement, condition or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(vi)	any arrest or detention of that Ship, any exercise or purported exercise of any lien on that Ship or its Earnings or any requisition of that Ship for hire;

(vii)	any intended dry docking of that Ship;

(viii)	any Environmental Claim which exceeds $1,000,000 and made against that Corporate Guarantor or in connection with that Ship, or any Environmental Incident;

(ix)	any claim for breach of the ISM Code or the ISPS Code being made against that Corporate Guarantor, any Approved Manager or otherwise in connection with that Ship;

(x)	its intention to de-activate or lay up its Ship; or

(xi)
any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and that Corporate Guarantor shall keep the Lender advised in writing on a regular basis and in such detail as the Lender shall require of that Corporate Guarantor's, any Approved Manager's or any other person's response to any of those events or matters.

14.13	Restrictions on chartering, appointment of managers etc.

The Borrower shall procure that each Corporate Guarantor shall not, in relation to the Ship owned by it:

(a)	enter into any charter in relation to that Ship under which more than two months' hire (or the equivalent) is payable in advance;

(b)	charter that Ship otherwise than on bona fide arm's length terms at the time when that Ship is fixed;

(c)	appoint a manager of that Ship other than the Approved Managers or agree to any alteration to the terms of any Approved Manager's appointment; or

(d)
put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $2,000,000 (or the equivalent in any other currency) unless that person has first given to the Lender and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings for the cost of such work or for any other reason.

14.14	Notice of Mortgage

The Borrower shall procure that each Corporate Guarantor shall keep the Mortgage relative to its Ship registered against that Ship as a valid first preferred or, as the case may be, priority mortgage, carry on board that Ship a certified copy of that Mortgage and place and maintain in a conspicuous place in the navigation room and the Master's cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Corporate Guarantor to the Lender.

14.15	Sharing of Earnings

The Borrower shall procure that each Corporate Guarantor shall not enter into any agreement or arrangement for the sharing of any Earnings (other than (i) any profit sharing agreement with a charterer which takes effect above an agreed minimum charter hire rate payable to the relevant Corporate Guarantor under a charter to which that Corporate Guarantor is a party and (ii) any pool agreement, in either case, on bona fide arm's length terms).

14.16	ISPS Code

The Borrower shall procure that each Corporate Guarantor shall comply with the ISPS Code and in particular, without limitation, shall:

(a)	procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and

(b)	maintain for that Ship an ISSC; and

(c)	notify the Lender immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

15	SECURITY NET LEVERAGE

15.1	Net Leverage Ratio

Clause 15.2 (Prepayment; provision of additional security) applies if the Lender notifies the Borrower that the Net Leverage Ratio is above 70 per cent.

15.2	Prepayment; provision of additional security

If the Lender serves a notice on the Borrower under Clause Error! Reference source not found. ( Net Leverage Ratio), the Borrower shall prepay such part at least of the Loan as will eliminate the shortfall on or before the date falling 14 Business Days after the date on which the Lender's notice is served under Clause Error! Reference source not found. (Net Leverage Ratio) (the " Prepayment Date") unless at least five calendar days before the Prepayment Date the Borrower has provided, or ensured that a third party has provided, additional security which, in the opinion of the Lender has a net realisable value at least equal to the shortfall and is documented in such terms as the Lender mayapprove or require.

15.3	Valuation of Ships

(a)
The Market Value of a Mortgaged Ship at any date is that shown by a valuation issued by an Approved Broker selected and appointed by the Lender, such valuation to be addressed to the Lender and prepared:

(i)	as at a date not more than 30 days previously;

(ii)	without physical inspection of that Ship (as the Lender may require); and

(iii)
on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment.

(b)
If the Borrower disagrees with the valuation obtained by the Lender in accordance with paragraph (a) above, it shall be entitled to obtain a second valuation from an Approved Broker selected by the Borrower and appointed by the Lender, and prepared in accordance with sub- paragraphs (i) to (iii) of paragraph (a) above. In that case the Market Value of the Mortgaged Ship shall be the arithmetic mean of the two valuations issued provided that if the Borrower does not elect to appoint an Approved Broker within 14 days after the Lender's request to receive a valuation of a Mortgaged Ship, the Market Value of that Mortgaged Ship shall be that shown in the sole valuation obtained by the Lender in accordance with paragraph (a) above.

15.4	Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 15.2 (Prepayment; provision of additional security) and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.3 (Valuation of Ships).

15.5	Valuations binding

Any valuation under Clause 15.2 (Prepayment; provision of additional security), 15.3 (Valuation of Ships) or 15.4 (Value of additional vessel security) shall be binding and conclusive as regards the Borrower as shall be any valuation which the Lender makes of any additional security which does not consist of or include a Security Interest.

15.6	Provision of information

The Borrower shall procure that each Corporate Guarantor shall promptly provide the Lender and any Approved Broker or expert acting under Clause 15.3 (Valuation of Ships) or 15.4 (Value of additional vessel security) with any information which the Lender or that Approved Broker or expert may request for the purposes of the valuation; and, if the Borrower fails to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which that Approved Broker or the Lender (or the expert appointed by them) consider prudent.

15.7	Payment of valuation expenses

Without prejudice to the generality of the Borrower’s obligations under Clauses 20.2 (Costs of negotiation, preparation etc.), 20.3 (Costs of variations, amendments, enforcement etc.) and Error! Reference source not found. (Other breakage costs), the Borrower shall, on demand, p ay the Lender the amount of the fees and expenses of any Approved Broker or expert instructed by the Lender under this Clause and all legal and other expenses incurred by the Lender in connection with any matter arising out of this Clause Provided that so long as no Event of Default has occurred which is continuing the Borrower shall not be obliged to pay any such fees and expenses in respect of more than two sets of valuations of each Ship in any calendar year (in addition to the set of valuations to determine the Initial Market Value of each Ship obtained prior to the Drawdown Date).

15.8	Frequency of valuations

The Borrower acknowledges and agree that the Lender may commission valuation(s) of either Ship at such times as the Lender shall deem necessary and, in any event, not less than once during each 6-month period of the Security Period.

16	PAYMENTS AND CALCULATIONS

16.1	Currency and method of payments

All payments to be made by the Lender or by the Borrower under a Finance Document shall be made to the Lender, in the case of an amount payable to it:

(a)	by not later than 11.00 a.m. (New York City time) on the due date;

(b)
in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Lender shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(c)	in the case of an amount payable to the Lender, to such account as it may from time to time notify to the Borrower.

16.2	Payment on non-Business Day

If any payment by the Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)
if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day,

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3	Basis for calculation of periodic payments

All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360-day year.

16.4	Lender only obliged to pay when monies received

Notwithstanding any other provision of this Agreement or any other Finance Document, the Lender shall not be obliged to make available to the Borrower any sum which the Lender is expecting to receive for remittance or distribution to the Borrower until the Lender has satisfied itself that it has received that sum.

16.5	Refund to Lender of monies not received

If and to the extent that the Lender makes available a sum to the Borrower without first having received that sum, that Borrower shall, on demand:

(a)	refund the sum in full to the Lender; and

(b)
pay to the Lender the amount (as certified by the Lender) which will indemnify the Lender against any funding or other loss, liability or expense incurred by the Lender as a result of making the sum available before receiving it.

16.6	Lender may assume receipt

Clause 5 (Refund to Lender of monies not received) shall not affect any claim which the Lender has under the law of restitution, and applies irrespective of whether the Lender had any form of notice that it had not received the sum which it made available.

16.7	Lender accounts

The Lender shall maintain accounts showing the amounts owing to it by the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.8	Accounts prima facie evidence

If any accounts maintained under Clauses 7 (Lender accounts) show an amount to be owing by the Borrower or a Security Party to the Lender, those accounts shall be prima facie evidence that that amount is owing to the Lender.

17	APPLICATION OF RECEIPTS

17.1	Normal order of application

Except as any Finance Document may otherwise provide, any sums which are received or recovered by the Lender under or by virtue of any Finance Document shall be applied:

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following order and proportions:

(i)
firstly, in or towards satisfaction pro rata of all amounts then due and payable to the Lender under the Finance Documents (including, but without limitation, all amounts payable by the Borrower under Clauses 20 (Fees and Expenses), 21 (Indemnities) and 23 (No Set-Off or Tax Deduction) of this Agreement or by the Borrower or any Security Party under any corresponding or similar provision in any other Finance Document) other than those amounts referred to at paragraphs (ii) and (iii);

(ii)	secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Lender under the Finance Documents; and

(iii)	thirdly, in or towards satisfaction of the Loan;

(b)
SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Lender, by notice to the Borrower and the Security Parties states in its reasonable opinion will either or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of Clause 17.1(a) (Normal order of application); and

(c)	THIRDLY: any surplus shall be paid to the Borrower or to any other person appearing to be entitled to it.

17.2	Variation of order of application

The Lender, by notice to the Borrower, the Security Parties provide for a different manner of application from that set out in Clause 17.1 (Normal order of application ) (but not, for the avoidance of doubt, that set out in Clause Error! Reference source not found. (Application by a ny covered bond Lender)) either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.3	Notice of variation of order of application

The Lender may give notices under Clause 17.2 (Variation of order of application) from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.4	Appropriation rights overridden

This Clause 17 (Application of Receipts) and any notice which the Lender gives under Clause 17.2 (Variation of order of application ) shall override any right of appropriation possessed, and any appropriation made, by the Borrower or any Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment of Earnings

The Borrower undertakes with the Lender that, throughout the Security Period (and subject only to the provisions of the General Assignment to which it is a party):

(a)	it shall maintain the Accounts with the Account Bank; and

(b)	it shall procure that each Corporate Guarantor shall ensure that all Earnings of the Ship owned by it are paid to the Earnings Account for that Ship;

18.2	Application of retentions

Upon the occurrence of a Default, the Lender shall be entitled to request from the Borrower to, and the Borrower to procure that each Corporate Guarantor will, provide sufficient funds standing to the credit of the Retention Account, on each Repayment Date and on each due date for the payment of interest under this Agreement distribute to the Lender so much of the then balance on the Retention Account as equals:

(a)	the Instalment in respect of the relevant Instalment due on that Repayment Date pursuant to Clause 8.1 (Amount of Instalments); or

(b)	the amount of interest in respect of the relevant Instalment payable on that interest payment date, in discharge of the Borrower’s liability for that Instalment or that interest.

18.3	Interest accrued on the Accounts

Any credit balance on each Account shall bear interest at the rate from time to time offered by the Lender to its customers for Dollar deposits of similar amounts and for periods similar to those for which such balances appear to the Lender likely to remain on that Account.

18.4	Release of accrued interest

Interest accruing under Clause 18.3 (interest accrued on the Accounts) shall be credited to the relevant Account and may be released to the Borrower and the relevant Corporate Guarantor provided always that no Default has occurred that is continuing.

18.5	Location of Accounts

The Borrower shall and shall procure that each Corporate Guarantor shall promptly:

(a)	comply with any reasonable requirement of the Lender as to the location or re-location of the Accounts (or any of them); and

(b)
execute any documents which the Lender specifies to create or maintain in favour of the Lender a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Accounts.

18.6	Debits for fees, expenses etc.

The Lender shall be entitled (but not obliged) from time to time to debit the Retention Account without prior notice in order to discharge any amount due and payable under Clauses 20 (Fees and Expenses ) or 21 (Indemnities ) to the Lender or payment of which the Lender has become entitled to demand under Clauses 20 (Fees and Expenses) or 21 (Indemnities).

18.7	Borrower’s obligations unaffected

The provisions of this Clause 18 (Application of Earnings) (as distinct from a distribution effected under Clause 18.2 (Application of retentions)) do not affect:

(a)	the liability of the Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability or obligation of the Borrower or any Security Party under any Finance Document.

19	EVENTS OF DEFAULT

19.1	Events of Default

An Event of Default occurs if:

(a)	the Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document unless:

(i)	its failure to pay is caused by administrative or technical error or a Disruption Event; and

(ii)	payment is made within three Business Days; or

(b)
any breach occurs of Clause 2.2 (Purpose of Advances), 9.2 (Waiver of conditions precedent), 11.2 (Title and negative pledge), 11.3 (No disposal of assets), 11.16 (Compliance Certificate), 12.2 (Maintenance of status), 12.3 (Negative undertakings) or 15.2 (Prepayment; provision of additional security); or

(c)
any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b)) which, in the opinion of the Lender, is capable of remedy, and such default continues unremedied 15 Business Days after written notice from the Lender requesting action to remedy the same; or

(d)
(subject to any applicable grace period specified in the Finance Documents) any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach falling within paragraphs (a), (b) or (c)); or

(e)
any representation, warranty or statement made or repeated by, or by an officer of, the Borrower or a Security Party in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made or repeated; or

(f)
any of the following occurs in relation to any Financial Indebtedness which, (other than in the case of the Corporate Guarantors) exceeds in aggregate $5,000,000 (or its equivalent in any other currency) of a Relevant Person:

(i)	any Financial Indebtedness of a Relevant Person is not paid when due; or

(ii)	any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii)
a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(iv)
any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(v)	any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or

(g)	any of the following occurs in relation to a Relevant Person:

(i)	a Relevant Person becomes, in the opinion of the Lender, unable to pay its debts as they fall due; or

(ii)	any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress or any form of freezing order; or

(iii)	any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv)	an administrator is appointed (whether by the court or otherwise) in respect of a Relevant Person; or

(v)
any formal declaration of bankruptcy or any formal statement to the effect that a Relevant Person is insolvent or likely to become insolvent is made by a Relevant Person or by the directors of a Relevant Person or, in any proceedings, by a lawyer acting for a Relevant Person; or

(vi)	a provisional liquidator is appointed in respect of a Relevant Person, a winding up order is made in relation to a Relevant Person or a winding up resolution is passed by a Relevant Person; or

(vii)
a resolution is passed, an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by (aa) a Relevant Person, (bb) the members or directors of a Relevant Person, (cc) a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person, or (dd) a government minister or public or regulatory authority of a Pertinent Jurisdiction for or with a view to the winding up of that or another Relevant Person or the appointment of a provisional liquidator or administrator in respect of that or another Relevant Person, or that or another Relevant Person ceasing or suspending business operations or payments to creditors, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than the Borrower or the Corporate Guarantor which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Majority Lenders and effected not later than three months after the commencement of the winding up; or

(viii)
an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by a creditor of a Relevant Person (other than a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person) for the winding up of a Relevant Person or the appointment of a provisional liquidator or administrator in respect of a Relevant Person in any Pertinent Jurisdiction, unless the proposed winding up, appointment of a provisional liquidator or administration is being contested in good faith, on substantial grounds and not with a view to some other insolvency law procedure being implemented instead and either (aa) the application or petition is dismissed or withdrawn within 30 days of being made or presented, or (bb) within 30 days of the administration notice being given or filed, or the other relevant steps being taken, other action is taken which will ensure that there will be no administration and (in both cases (aa) or (bb)) the Relevant Person will continue to carry on business in the ordinary way and without being the subject of any actual, interim or pending insolvency law procedure; or

(ix)
a Relevant Person or its directors take any steps (whether by making or presenting an application or petition to a court, or submitting or presenting a document setting out a proposal or proposed terms, or otherwise) with a view to obtaining, in relation to that or another Relevant Person, any form of moratorium, suspension or deferral of payments, reorganisation of debt (or certain debt) or arrangement with all or a substantial proportion (by number or value) of creditors or of any class of them or any such moratorium, suspension or deferral of payments, reorganisation or arrangement is effected by court order, by the filing of documents with a court, by means of a contract or in any other way at all; or

(x)
any meeting of the members or directors, or of any committee of the board or senior management, of a Relevant Person is held or summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iv) to (ix) or a step preparatory to such action, or (with or without such a meeting) the members, directors or such a committee resolve or agree that such an action or step should be taken or should be taken if certain conditions materialise or fail to materialise; or

(xi)	in a country other than England, any event occurs, any proceedings are opened or commenced or any step is taken which, in the opinion of the Majority Lenders is similar to any of the foregoing; or

(h)	the Borrower ceases or suspends carrying on its business or a part of its business which, in the opinion of the Lender, is material in the context of this Agreement; or

(i)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i)	for the Borrower or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Lender consider material under a Finance Document; or

(ii)	for the Lender to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(j)
any official consent necessary to enable any Corporate Guarantor to own, operate or charter the Ship owned by it or to enable the Borrower or any Security Party to comply with any provision which the Lender consider material of a Finance Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(k)	it appears to the Lender that, without their prior consent, a Change of Control has occurred or probably has occurred after the date of this Agreement in respect of a Security Party; or

(l)
any provision which the Lender consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(m)
the Borrower fails to enter into an Account Pledge on the Retention Account in favor of the Lender upon request from the Lender and fails to, and fails to procure that each Corporate Guarantor, transfers from its Earnings Account into the Retention Account its Earnings;

(n)	a Relevant Person rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document;

(o)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(p)	any other event occurs or any other circumstances arise or develop including, without limitation:

(i)	a change in the financial position, state of affairs or prospects of the Borrower, any Corporate Guarantor or any other Security Party; or

(ii)	any accident or other event involving any Ship or another vessel owned, chartered or operated by a Relevant Person (other than Castor Ships); or

(iii)	the threat or commencement of legal or administrative action involving the Borrower, a Ship, any of the Approved Managers or any Security Party; or

(iv)
the withdrawal of any material license or governmental or regulatory approval in respect of a Ship, the Borrower, any Approved Manager or any Corporate Guarantor's or Approved Manager's business (unless such withdrawal can be contested with the effect of suspension and is in fact so contested in good faith by the Borrower or any Approved Manager), which constitutes a Material Adverse Change.

19.2	Actions following an Event of Default

On, or at any time after, the occurrence of an Event of Default:

(a)	the Lender shall:

(i)	serve on the Borrower a notice stating that all or part of the Commitments and of the other obligations of the Lender to the Borrower under this Agreement are cancelled; and/or

(ii)
serve on the Borrower a notice stating that all or part of the Loan together with accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii)
take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Lender is entitled to take under any Finance Document or any applicable law; and/or

(b)
the Lender shall take any action which, as a result of the Event of Default or any notice served under paragraph (a)(i) or (a)(ii), the Lender is entitled to take under any Finance Document or any applicable law.

19.3	Termination of Commitments

On the service of a notice under Clause 19.2(a)(i) (Actions following an Event of Default), the Commitments and all other obligations of the Lender to the Borrower under this Agreement shall be cancelled.

19.4	Acceleration of Loan

On the service of a notice under Clause 19.2(a)(ii) (Actions following an Event of Default), all or, as the case may be, the part of the Loan specified in the notice together with accrued interest and all other amounts accrued or owing from the Borrower or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5	Multiple notices; action without notice

The Lender may serve notices under Clauses 19.2(a)(i) (Actions following an Event of Default) or 19.2(a)(ii) (Actions following an Event of Default) simultaneously or on different dates and it may take any action referred to in Clause 19.2 (Actions following an Event of Default) if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6	Notification of Security Parties

The Lender shall send to each Security Party a copy or the text of any notice which the Lender serves on the Borrower under Clause 19.2 (Actions following an Event of Default); but the notice shall become effective when it is served on the Borrower, and no failure or delay by the Lender to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Borrower or any Security Party with any form of claim or defence.

19.7	Lender rights unimpaired

Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1 (Interests several).

19.8	Exclusion of Lender liability

No Lender and no receiver or manager appointed by the Lender shall have any liability to the Borrower or a Security Party:

(a)
for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)
as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, except that this does not exempt the Lender or a receiver or manager from liability for losses shown to have been directly and mainly caused by the dishonesty or the wilful misconduct of such Lender 's own officers and employees or (as the case may be) such receiver's or manager's own partners or employees.

19.9	Relevant Persons

In this Clause 19 (Events of Default), a "Relevant Person" means the Borrower, a Corporate Guarantor, any Security Party and any member of the Group.

19.10	Interpretation

In Clause 19.1(f) (Events of Default) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in Clause 19.1(g) (Events of Default) "petition" includes an application.

20	FEES AND EXPENSES

20.1	Structuring and commitment fees:

The Borrower shall pay to the Lender on the earlier of (i) the Drawdown Date and (ii) the last day of the Availability Period, a non-refundable structuring fee in the amount equal to $100,000;

20.2	Costs of negotiation, preparation etc.

The Borrower shall pay to the Lender on its demand the amount of all legal and other expenses incurred by the Lender in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document.

20.3	Costs of variations, amendments, enforcement etc.

The Borrower shall pay to the Lender on the Lender's demand the amount of all legal and other expenses incurred by the Lender in connection with:

(a)	the response to, or the evaluation, negotiation or implementation of, any amendment or supplement (or any proposal for such an amendment or supplement):

(i)	requested (or, in the case of a proposal, made) by or on behalf of the Borrower and relating to a Finance Document or any other Pertinent Document; or

(ii)	which is contemplated in Clause 27.4 (Replacement of Screen Rate);

(b)
any consent, waiver or suspension of rights by the Lender or any proposal for any of the foregoing requested (or, in the case of a proposal, made) by or on behalf of the Borrower under or in connection with a Finance Document or any other Pertinent Document;

(c)	the valuation of any security provided or offered under and pursuant to Clause 15 (Net Leverage Ratio) or any other matter relating to such security; or

(d)
any step taken by the Lender with a view to the preservation, protection, exercise or enforcement of any rights or Security Interest created by a Finance Document or for any similar purpose including, without limitation, any proceedings to recover or retain proceeds of enforcement or any other proceedings following enforcement proceedings until the date all outstanding indebtedness to the Lender under the Finance Documents and any other Pertinent Document is repaid in full.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.4	Documentary taxes

The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Lender 's demand, fully indemnify the Lender against any claims, expenses, liabilities and losses resulting from any failure or delay by the Borrower to pay such a tax.

20.5	Certification of amounts

A notice which is signed by an officer of the Lender, which states that a specified amount, or aggregate amount, is due to the Lender under this Clause 20 (Fees and Expenses) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21	FINANCIAL COVENANTS

21.1	Financial Definitions

(a)	“Assets” means, in respect of a Testing Date, the aggregate value of all assets of the Borrower as shown in the relevant financial statements calculated on the basis of US GAAP for that Testing Date;

(b)
"Asset Value" means the sum equal to Assets, but adjusted for the difference between the book value of the fleet of the Borrower and the fair market value of the fleet of the Borrower as determined by broker valuations prepared by an Approved Broker as of the Testing Date.

(c)
"Consolidated Net Funded Debt" means the sum of the following for the Borrower and its subsidiaries determined (without duplication) on a consolidated basis for that accounting period and in accordance with US GAAP consistently applied:

all Financial Indebtedness;

minus Liquid Funds.

(d)	“Liquid Funds” means the aggregate of:

(i)	the amount of freely available credit balances on any deposit or current account; and

(ii)	the market value of equity securities and investment grade debt securities which are publicly traded on a major stock exchange or investment market;

(e)
" Net Leverage Ratio" means a fraction (expressed as a percentage, rounded up to the nearest tenth of a per. cent) where (a) the numerator is Consolidated Net Funded Debt for that accounting period and (b) the denominator is the Asset Value for that accounting period.

(f)
" Shareholders Equity" means, in respect of a Testing Date, the value of the stockholders' equity (including minority interests and provisions) of the Borrower as shown in, each case, the relevant financial statements as of that Testing Date, calculated on the basis of US GAAP;

(g)
"Testing Date" means any quarterly period in relation to the test set out in Clause Error! R eference source not found. (Error! Reference source not found.) to the end of which the financial statements required to be delivered pursuant to paragraph Error! Reference source n ot found. of Clause Error! Reference source not found. (Error! Reference source not found.) are prepared.

21.2	The Borrower shall ensure that on each Testing Date of each Financial Year of the Borrower on a consolidation basis:

(a)	The Net Leverage Ratio is equal or less of 70%; and

(b)	The Shareholders Equity of the Borrower is equal or in excess of $100,000,000;

22	INDEMNITIES

22.1	Indemnities regarding borrowing and repayment of Loan

The Borrower shall fully indemnify the Lender on demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Lender reasonably and with due diligence estimates that it will incur, as a result of, or in connection with:

(a)
the Loan not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity after the Drawdown Notice has been served in accordance with the provisions of this Agreement;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)
any failure (for whatever reason) by the Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned under Clause 7 (Default Interest)) including but not limited to any costs and expenses of enforcing any Security Interests created by the Finance Documents and any claims, liabilities and losses which may be brought against, or incurred by, the Lender when enforcing any Security Interests created by the Finance Documents; and

(d)
the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19 (Events of Default),

and in respect of any tax (other than tax on its overall net income) for which the Lender is liable in connection with any amount paid or payable to that Lender (whether for its own account or otherwise) under any Finance Document.

22.2	Break Costs

If the Lender incurs Break Costs:

(a)	the Lender shall promptly notify the Borrower under this Clause 22.2 (Break Costs);

(b)	the Borrower shall, within five Business Days of the Lender 's demand, pay to the Lender the amount of such Break Costs; and

(c)
the Lender shall, as soon as reasonably practicable, following a request by the Borrower provide a certificate confirming the amount of the Break Costs for the Interest Period in which they accrue, such certificate to be, in the absence of manifest error, conclusive and binding on the Borrower.

In this Clause 22.2 (Break Costs), "Break Costs" means, in relation to a Payment the amount (if any) by which:

(i)
the interest which tue Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan to the last day of the current Interest Period in respect of the Forward Rate Loan, had the principal amount of the Loan received been paid on the last day of that Interest Period; exceeds

(ii)
the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it in relation to that Loan on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;

22.3	Miscellaneous indemnities

The Borrower shall fully indemnify the Lender on its respective demands, without prejudice to any of their other rights under any of the Finance Documents, in respect of all claims, expenses, liabilities and losses which may be made or brought against or sustained or incurred by the Lender , in any country, as a result of or in connection with:

(a)	any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Lender or by any receiver appointed under a Finance Document;

(b)	investigating any event which the Lender concerned reasonably believes constitutes an Event of Default or Potential Event of Default;

(c)	acting or relying on any notice, request or instruction which the Lender concerned reasonably believes to be genuine, correct and appropriately authorised; or

(d)
any other Pertinent Matter,

other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the dishonesty, gross negligence or wilful misconduct of the officers or employees of the Lender.

22.4	Environmental Indemnity

Without prejudice to the generality of Clause 22.3 (Miscellaneous indemnities), this Clause 22.44 (Environmental Indemnity) covers any claims, demands, proceedings, liabilities, taxes, losses, liabilities or expenses of every kind which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code or the ISPS Code, any Environmental Law.

22.5	Currency indemnity

If any sum due from the Borrower or any Security Party to the Lender under a Finance Document or under any order, award or judgment relating to a Finance Document (a "Sum") has to be converted from the currency in which the Finance Document provided for the Sum to be paid (the "Contractual Currency") into another currency (the "Payment Currency") for the purpose of:

(a)	making, filing or lodging any claim or proof against the Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order, judgment or award from any court or other tribunal in relation to any litigation or arbitration proceedings; or

(c)
enforcing any such order, judgment or award, the Borrower shall as an independent obligation, within three Business Days of demand, indemnify the Lender to whom that Sum is due against any cost, loss or liability arising when the payment actually received by the Lender is converted at the available rate of exchange back into the Contractual Currency including any discrepancy between (A) the rate of exchange actually used to convert the Sum from the Payment Currency into the Contractual Currency and (B) the available rate of exchange.

In this Clause 22.5 (Currency indemnity), the "available rate of exchange" means the rate at which the Lender concerned is able at the opening of business (London time) on the Business Day after it receives the Sum to purchase the Contractual Currency with the Payment Currency.

The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

If the Lender receives any Sum in a currency other than the Contractual Currency, the Borrower shall indemnify in full the Lender concerned against any cost, loss or liability arising directly or indirectly from any conversion of such Sum to the Contractual Currency.

This Clause 22.5 (Currency indemnity) creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

22.6	Certification of amounts

A notice which is signed by two officers of the Lender which states that a specified amount, or aggregate amount, is due to the Lender under this Clause 212 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

22.7	Sums deemed due to the Lender

For the purposes of this Clause 212 (Indemnities), a sum payable by the Borrower to the Lender or the Lender for distribution to a Lender shall be treated as a sum due to the Lender.

23	NO SET-OFF OR TAX DEDUCTION

23.1	No deductions

All amounts due from the Borrower under a Finance Document shall be paid:

(a)	without any form of set-off, counter-claim, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

23.2	Grossing-up for taxes

If, at any time, the Borrower is required by law, regulation or regulatory requirement to make a tax deduction from any payment due under a Finance Document:

(a)	that Borrower shall notify the Lender as soon as it becomes aware of the requirement;

(b)
the amount due in respect of the payment shall be increased by the amount necessary to ensure that, after the making of such tax deduction, the Lender receives on the due date for such payment (and retains free from any liability relating to the tax deduction) a net amount which is equal to the full amount which it would have received had no such tax deduction been required to be made; and

(c)
that Borrower shall pay the full amount of the tax required to be deducted to the appropriate taxation authority promptly in accordance with the relevant law, regulation or regulatory requirement, and in any event before any fine or penalty arises.

23.3	Indemnity and evidence of payment of taxes

The Borrower shall fully indemnify the Lender on demand in respect of all claims, expenses, liabilities and losses incurred by the Lender by reason of any failure of the Borrower to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 23.2 (Grossing-up for taxes). Within 30 days after making any tax deduction, the Borrower shall deliver to the the Lender any receipts, certificates or other documentary evidence satisfactory to the Lender that the tax had been paid to the appropriate taxation authority.

23.4	Exclusion of tax on overall net income

(a)
In this Clause 23 (No Set-Off or Tax Deduction) "tax deduction" means any deduction or withholding from any payment due under a Finance Document for or on account of any present or future tax excepttax on a Lender’s overall net income.

23.5	Sanctions;

(a)
Neither the Borrower not any Security Party shall, and shall not suffer, permit or authorize any other Security Party to, directly or indirectly, use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of the Loan or other transaction(s) contemplated by this Agreement to fund any trade, business or other activities:

(i)	involving or for the benefit of any Prohibited Person or any subsidiary or joint venture partner of any Prohibited Person (whether at the time of such funding or otherwise);

(ii)	in any country or territory, that at the time of such funding is a Sanctioned Country; or

(iii)	in any other manner that would result in a violation of Sanctions by Security Party.

(b)	The Borrower and each Security Party will:

(i)
ensure that no person that is a Prohibited Person will have any legal or beneficial interest in any funds repaid or remitted by the Borrower and any Security Party to the Lender in connection with the Loan or any part of the Loan;

(ii)	not fund all or any part of any payment or repayment under the Loan out of proceeds derived from any activity with a Prohibited Person or in or with a Sanctioned Country;

(iii)
not fund all or any part of any payment or repayment under the Loan out of proceeds derived from transactions which would be prohibited by Sanctions or would otherwise cause the Lender, the Borrower or any Security Party to be in breach of Sanctions; and

(iv)	procure that no proceeds from activities or business with a Prohibited Person or in or with a Sanctioned Country are credited to any Earnings Account or any other Account.

(c)
The Borrower and each Security Party shall maintain in effect a Sanctions compliance policy which is designed (giving regards to the recommendations of the Sanctions Advisory) to ensure compliance by each such person and their respective managers, directors, officers, employees and agents with Sanctions.

(d)	The Borrower shall procure that each other Security Party will comply in all respects with Sanctions.

(e)
Neither the Borrower nor any Security Party shall be a Prohibited Person nor it has received notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority;

(f)
Neither the Borrower nor any Security Party has or intends to have any business operations or other dealings involving Prohibited Persons and/or commodities or services of a Sanctioned Country or shipped to, through, or from such country, or involving registered vessels or aircrafts owned by such a country.

24	ILLEGALITY, ETC.

24.1	Illegality

This Clause 244 (Illegality, etc.) applies if the Lender has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)
contrary to, or inconsistent with, any regulation,

for the Lender to perform, maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement or to fund or maintain the Loan.

24.2	Notification of illegality

The Lender shall promptly notify the Borrower and the Security Parties of the notice under Clause 24.1 (Illegality).

24.3	Prepayment; termination of Commitment

On the Lender notifying the Borrower under Clause 24.2 (Notification of illegality), the Lender's Commitment shall be immediately cancelled; and thereupon or, if later, on the date specified in the Lender's notice under Clause 24.1 (Illegality) as the date on which the notified event would become effective the Borrower shall prepay the Lender's Contribution on the last day of the then current Interest Period in accordance with Clauses 8.9 (Amounts payable on prepayment ) and 8.10(a) (Application of partial prepayment or cancellation).

25	INCREASED COSTS

25.1	Increased costs

This Clause 25 (Increased Costs) applies if the Lender) considers that it will incur an “increased cost” as a result of:

(a)
the introduction or alteration after the date of this Agreement of a law or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Lender's overall net income); or

(b)
complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement.

25.2	Meaning of "increased cost"

In this Clause 255 (Increased Costs), "increased cost" means, in relation to the Lender:

(a)
an additional or increased cost incurred as a result of, or in connection with, the Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums;

(b)	a reduction in the amount of any payment to the Lender under this Agreement or in the effective return which such a payment represents to the Lender or on its capital;

(c)
an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Lender's Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(d)
a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Lender under this Agreement, but not an item attributable to a change in the rate of tax on the overall net income of the Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 22.1 (Indemnities regarding borrowing and repayment of Loan) or by Clause 3 (No Set-Off or Tax Deduction).

For the purposes of this Clause 25.2 (Meaning of "increased cost") the Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class of its assets and liabilities) on such basis as it considers appropriate.

25.3	Notification to Borrower of claim for increased costs

The Lender shall promptly notify the Borrower and the Security Parties of any Increased Costs that have been incurred.

25.4	Payment of increased costs

The Borrower shall pay to the Lender, within 5 days on the Lender's demand, the amounts which the Lender from time to time notifies the Borrower that it has specified to be necessary to compensate it for the increased cost.

25.5	Notice of prepayment

If the Borrower are not willing to continue to compensate the Lender for the increased cost under Clause 25.4 (Payment of increased costs), the Borrower may give the Lender not less than 14 days' notice of their intention to prepay the Lender's Contribution at the end of an Interest Period.

25.6	Prepayment; termination of Commitment

A notice under Clause 25.5 (Notice of prepayment) shall be irrevocableand:

(a)	on the date on which the Lender serves that notice, its Commitment shall be cancelled; and

(b)
on the date specified in its notice of intended prepayment, the Borrower shall prepay (without premium or penalty) the Lender's Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

25.7	Application of prepayment

Clause 8 (Repayment and Prepayment) shall apply in relation to the prepayment.

26	TRANSFERS AND CHANGES IN LENDER

26.1	Transfer by Borrower

The Borrower may not assign or transfer any of its rights, liabilities or obligations under any Finance Document.

26.2	Transfer by the Lender

(a)	Subject to this Clause 26 (Transfers and Changes in Lender), the Lender (the "Transferor Lender") may at any time, with the Borrower’s prior consent or approval, cause:

(i)	its rights in respect of all or part of its Contribution; or

(ii)	its obligations in respect of all or part of its Commitment; or

(iii)	a combination of (i) and (ii); or

(iv)	all or part of its credit risk under this Agreement and the other Finance Documents,

to be syndicated to or (in the case of its rights) assigned, pledged or transferred to, or (in the case of its obligations) pledged or assumed by, any bank or financial institution or to a trust, fund or other entity, provided such other entity is regularly engaged in, or established for the purpose of, making, purchasing or investing in loans, securities or other financial assets (a "Transferee Lender") by delivering to the Lender a completed certificate in the form set out in Schedule 3 (Transfer Certificate) with any modifications approved or required by the Lender (a "Transfer Certificate") executed by the Transferor Lender and the Transferee Lender.

However, any rights and obligations of the Transferor Lender in its capacity as Lender will have to be dealt with separately.

(b)
The consent of the Borrower to an assignment or transfer referred to in paragraph (a) above, shall only be required in the absence of an Event of Default and must not be unreasonably withheld or delayed. The Borrower will be deemed to have given their consent five Business Days after the Transferor Lender has requested it unless consent is expressly refused by the Borrower within that time.

26.3	Transfer Certificate, delivery and notification

As soon as reasonably practicable after a Transfer Certificate is delivered to the Lender, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrower and the Security Parties; and

(b)	on behalf of the Transferee Lender, send to the Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it;.

26.4	Effective Date of Transfer Certificate

A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Lender under Clause 26.3 (Transfer Certificate, delivery and notification) on or before that date.

26.5	No transfer without Transfer Certificate

Except as provided in Clause 26.14 (Security over Lenders' rights), no assignment or transfer of any right or obligation of the Lender under any Finance Document is binding on, or effective in relation to, the Borrower, any Security Party, the Lender unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6	Lender re-organisation

However, if the Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the "successor"), the successor shall become the Lender with the same Commitment and Contribution as were held by the predecessor Lender only upon issuance by it of a notice to this effect and evidence that all rights and obligations have automatically and by operation of law vested in the successor by virtue of the merger, de-merger or other reorganisation, without the need for the execution and delivery of a Transfer Certificate; the Lender shall in that event inform the Borrower accordingly.

26.7	Effect of Transfer Certificate

A Transfer Certificate takes effect in accordance with English law as follows:

(a)
to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender's title and of any rights or equities which either Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender's Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d)
the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Lender and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)
any part of the Loan which the Transferee Lender advances after the Transfer Certificate's effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor's title and any rights or equities of either Borrower or any Security Party against the Transferor Lender had not existed;

(f)
the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lender and those under Clause 5.6 (Market disruption) and Clause 20 (Fees and Expenses), and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)
in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of either Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8	Maintenance of register of Lender

During the Security Period the Lender shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4 (Effective Date of Transfer Certificate)) of the Transfer Certificate; and the Lender shall make the register available for inspection by the Borrower during normal banking hours, subject to receiving at least three Business Days' prior notice.

26.9	Reliance on register of Lender

The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lender and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Lender and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10	Authorisation of Lender to sign Transfer Certificates

The Borrower irrevocably authorises the Lender to sign Transfer Certificates on its behalf. The Borrower and each Security Party irrevocably agree to the transfer procedures set out in this Clause 26 (Transfers and Changes in Lending Offices) and to the extent the cooperation of the Borrower and/or any Security Party shall be required to effect any such transfer, the Borrower and such Security Party shall take all necessary steps to afford such cooperation Provided that this shall not result in any additional costs to the Borrower or such Security Party.

26.11	Sub-participation; subrogation assignment

The Lender may sub-participate or include in a securitisation or similar transaction all or any part of its rights and/or obligations under or in connection with the Finance Documents without the Borrower’s prior consent and without serving a notice thereon; the Lenders may assign without the Borrower’s prior consent and without serving a notice thereon all or any part of the rights referred to in the preceding sentence to an insurer or surety who has become subrogated to them.

26.12	Sub-division, split, modification or re-tranching

The Lender may, in its sole discretion, sub-divide, split, sever, modify or re-tranche its Contribution into one or more parts subject to the overall cost of its Contribution to the Borrower remaining unchanged, if such changes are necessary in order to achieve a successful execution of a securitisation, syndication or any other capital market exit in respect of its Contribution (or any applicable part thereof).

26.13	Disclosure of information

(a)
The Lender may, without the prior consent of the Borrower, the Corporate Guarantors or any other Security Party, disclose to a potential Transferee Lender or sub participant as well as, where relevant, to rating agencies, trustees and accountants, any financial or other information which that Lender has received in relation to the Loan, the Borrower (or either of them), the Corporate Guarantors and any other Security Party or their affairs and collateral or security provided under or in connection with any Finance Document, their financial circumstances and any other information whatsoever, as that Lender may deem reasonably necessary or appropriate in connection with the potential syndication, the assessment of the credit risk and the ongoing monitoring of the Loan by any potential Transferee Lender and the Lender shall be released from its obligation of secrecy and from banking confidentiality.

(b)
In the event any such potential Transferee Lender, sub-participant, rating agency, trustee or accountant is not already bound by any legal obligation of secrecy or banking confidentiality, the Lender shall require such other party to sign a confidentiality agreement. The Borrower shall, and shall procure that each Corporate Guarantor and any other Security Party shall:

(i)
provide the Lender with all information deemed reasonably necessary by the Lender for the purposes of any transfer, syndication or sub-participation to be effected pursuant to this Clause 26 (Transfers and Changes in Lending Offices); and

(ii)
procure that the directors and officers of the Borrower, each Corporate Guarantor or any other Security Party, are available to participate in any meeting with any Transferee Lender, sub-participant, rating agency, trustee or accountant at such times and places as the Lender may reasonably request following prior notice (to be served on the Borrower reasonably in advance) to the Borrower, each Corporate Guarantor or that Security Party.

(c)	The Borrower shall not, and shall ensure that no Security Party will, publish any details regarding the Loan or any of the Finance Documents without the Lender 's prior written consent.

26.14	Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 26 (Transfers and Changes in Lending Offices), the Lender may without consulting with or obtaining consent from, either Borrower or any Security Party, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of the Lender including, without limitation:

(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; except that no such charge, assignment or Security Interest shall:

(i)
release the Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the Lender as a party to any of the Finance Documents; or

(ii)
require any payments to be made by either Borrower or any Security Party or grant to any person any more extensive rights than those required to be made or granted to the Lender under the Finance Documents.

26.15	Securitisation

The Borrower shall, and the Borrower shall procure that each Security Party will, assist the Lender and/or the Lender in achieving a successful securitisation (or similar transaction) in respect of the Loan and the Finance Documents and such Security Party's reasonable costs for providing such assistance shall be met by the relevant Lender. The Borrower, if requested by the Lender, shall procure that each Corporate Guarantor provides documentation evidencing the purchase price of each Ship when acquired by the Corporate Guarantor.

26.16	No additional costs

If a Transferor Lender assigns or transfers any of its rights or obligations under the Finance Documents and as a result of circumstances existing at the date the assignment or transfer occurs, the Borrower or a Security Party would be obliged to make a payment to the Transferee Lender under Clause 26.2 (Transfer by a Lender) or under that clause as incorporated by reference or in full in any other Finance Document, then the Transferee Lender is only entitled to receive payment under that clause to the same extent as the Transferor Lender would have been if the assignment or transfer had not occurred.

27	VARIATIONS AND WAIVERS

27.1	Required consents

(a)
Subject to Clause 27.2 (Exceptions) and Clause 27.4 (Replacement of Screen Rate), any term of the Finance Documents may be amended or waived only with the consent of the Lender and the Borrower and any such amendment or waiver will be binding on the Lender and the Borrower.

27.2	Exceptions

(a)	Subject to Clause 27.4 (Replacement of Screen Rate), an amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of " Lender" or "Finance Documents" or "Published Rate Replacement Event" or "Replacement Reference Rate" in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest fees, commission or other amount payable under any of the Finance Documents;

(iv)	an increase in or an extension of the Lender's Commitment;

(v)	any provision which expressly requires the consent of the Lender;

(vi)
Clause 3 (Position of the Lenders), Clause 11.5 (Information provided to be accurate), Clause 11.6 (Provision of financial statements), Clause 11.7 (Form of financial statements), Clause 11.13 (Provision of Further Information), Clause 26 (Transfers and Changes in Lending Offices), this Clause 27.2 (Exceptions) or Clause 27.4 (Replacement of Reference Rate);

(vii)	any release of any Security Interest, guarantee, indemnities or subordination arrangement created by any Finance Document;

(viii)	any change of the currency in which the Loan is provided or any amount is payable under any of the Finance Documents;

(i)	any change to the Reference Rate pursuant to Clause 27.4 (Replacement of Screen Rate);

(ii)	an extension of the Availability Period; or

(iii)	a change in Clause 23.2 (Grossing-up),

may not be effected without the prior written consent of the Lender.

(b)	An amendment or waiver which relates to the rights or obligations of the Lender may not be effected without the consent of the Lender.

27.3	Exclusion of other or implied variations

Except for a document which satisfies the requirements of any of Clauses 27.1 (Required consents), 27.2 (Exceptions) and 27.4 (Replacement of Screen Rate), no document, no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Lender shall result in the Lender (or any person acting on behalf of it) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by the Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d)
any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

27.4	Replacement of Reference Rate

(a)	If a Published Rate Replacement Event has occurred in relation to a Published Rate, the Lender shall be entitled to:

(i)	replace that Published Rate with a Replacement Reference Rate;

(ii)
adjust the pricing on the Replacement Reference Rate by the amendment of the Margin or otherwise, in each case at its discretion, to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation); and

(iii)	amend this Agreement for the purpose of any of:

(A)	providing for the use of a Replacement Reference Rate in place of that Published Rate;

(B)	aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(C)
enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(D)	implementing market conventions applicable to that Replacement Reference Rate;

(E)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate, or

(F)	adjusting the pricing in accordance with paragraph (ii) above.

(b)
The Lender shall promptly notify the Borrower and each Finance Party of any replacement of a Published Rate, any adjustment of pricing and any amendment of this Agreement made pursuant to paragraph (a) above, which shall take effect immediately as from (and including) the date specified in such notification.

(c)
If required by the Lender, the Borrower shall (and shall procure that each other Security Party shall) enter into such supplemental, replacement or other agreement in relation to any Finance Document as the Lender may specify to extend the effect of any of the amendments referred to in paragraph (a) above to such Finance Document.

(d)	An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on a Loan under this Agreement to any recommendation of a Relevant Nominating Body which:

(i)
relates to the use of the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate) on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(ii)	is issued on or after the date of this Agreement,

(a)	may be made with the consent of the Lender.

27.5	Deemed consent

With respect to:

(a)
the replacement of the Published Rate with a Replacement Reference Rate in accordance with sub-paragraph (a)(i) of Paragraph Error! Reference source not found. (Changes to reference r ates) (and the designation of such benchmark as permitted under sub-paragraphs (b) and (c) of the definition of "Replacement Reference Rate");

(b)	the adjustment of pricing in accordance with sub-paragraph (a)(ii) of Paragraph Error! R eference source not found. (Changes to reference rates);

(c)	any amendment of any Finance Document as contemplated in sub-paragraph (a)(iii) of Paragraph Error! Reference source not found. (Changes to reference rates); and

(d)	any other amendment, variation, waiver, suspension or limit requested by the Borrower or any Security Party which requires the approval of the Lender (as the case may be),

the Lender shall determine whether to approve such action.

28	GUARANTEE AND INDEMNITY

28.1	Guarantee and indemnity

Each Corporate Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to the Lender punctual performance by the Borrower of all that Security Party's obligations under the Finance Documents;

(b)
undertakes with the Lender that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, that Corporate Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)
agrees with the Lender that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Lender immediately on demand against any cost, loss or liability it incurs as a result of the Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 28 (Guarantee and Indemnity) if the amount claimed had been recoverable on the basis of a guarantee.

28.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

28.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of the Borrower or any security for those obligations or otherwise) is made by the Lender in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 28 (Guarantee and Indemnity) will continue or be reinstated as if the discharge, release or arrangement had not occurred.

28.4	Waiver of defences

The obligations of each Corporate Guarantor under this Clause 28 (Guarantee and Indemnity) will not be affected by an act, omission, matter or thing which, but for this Clause 28 (Guarantee and Indemnity), would reduce, release or prejudice any of its obligations under this Clause 28 (Guarantee and Indemnity) (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, the Borrower or other person;

(b)	the release of any other Security Party or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower or any other person;

(e)
any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

28.5	Guarantor intent

Without prejudice to the generality of Clause 28.4 (Waiver of defences), each Corporate Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

28.6	Immediate recourse

Each Corporate Guarantor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 28 (Guarantee and Indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

28.7	Appropriations

Until all amounts which may be or become payable by the Borrower under or in connection with the Finance Documents have been irrevocably paid in full, the Borrower (or any trustee or agent on its behalf) may:

(a)
refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Corporate Guarantor or on account of any Guarantor's liability under this Clause 28 (Guarantee and Indemnity).

28.8	Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Borrower under or in connection with the Finance Documents have been irrevocably paid in full and unless the Lender otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 28 (Guarantee and Indemnity):

(a)	to be indemnified by the Borrower Party;

(b)	to claim any contribution from any other guarantor of the Borrower 's obligations under the Finance Documents;

(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Lender;

(d)
to bring legal or other proceedings for an order requiring the Borrower to make any payment, or perform any obligation, in respect of which any Corporate Guarantor has given a guarantee, undertaking or indemnity under Clause 28.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against the Borrower; and/or

(f)	to claim or prove as a creditor of the Borrower in competition with the Lender.

If a Corporate Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Lender by the Borrower under or in connection with the Finance Documents to be repaid in full on trust for the Lender and shall promptly pay or transfer the same to the Lender or as the Lender may direct.

28.9	Release of Guarantors' right of contribution

If any Corporate Guarantor (a "Retiring Guarantor") ceases to be a Corporate Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Corporate Guarantor:

(a)
that Retiring Guarantor is released by each other Corporate Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Corporate Guarantor arising by reason of the performance by any other Corporate Guarantor of its obligations under the Finance Documents; and

(b)
each other Corporate Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

28.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Lender.

29	NOTICES

29.1	General

All declarations, notices or other communications in connection with this Agreement ("Notices") shall be made in writing (submission of a scan-copy by email shall be sufficient) in the English language, except as otherwise set forth in this Agreement, and shall be delivered to either Party only by scan copy by email (such email to be sent to all email addressees) to all of the persons at the addresses set forth below, and/or such other persons or addresses as may be designated by each Party in the same manner:

29.2	Addresses for communications

A notice under this clause 29 of this Agreement shall be sent:

(a)	to the Borrower:

Email:	[●]
Email:	[●]

(b)	to the Lender:

Email:	[●]
Email:	[●]

29.3	Valid notices

A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

29.4	Electronic communication

(a)
Any communication from the Lender made by electronic means will be sent unsecured and without electronic signature, however, the Borrower may request the Lender at any time in writing to change the method of electronic communication from unsecured to secured electronic mail communication.

(b)
The Borrower hereby acknowledges and accepts the risks associated with the use of unsecured electronic mail communication including, without limitation, risk of delay, loss of data, confidentiality breach, forgery, falsification and malicious software. The Lender shall not be liable in any way for any loss or damage or any other disadvantage suffered by the Borrower resulting from such unsecured electronic mail communication.

(c)
If the Borrower or any other Security Party wish to cease all electronic communication, they shall give written notice to the Lender accordingly after receipt of which notice the Parties shall cease all electronic communication.

(d)	For as long as electronic communication is an accepted form of communication, the Parties shall:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(ii)
notify each other of any change to their respective addresses or any other such information supplied to them; and
in case electronic communication is sent to recipients with the domain <domain with ending>, the parties shall without undue delay inform each other if there are changes to the said domain or if electronic communication shall thereafter be sent to individual e-mail addresses.

29.5	English language

Any notice under or in connection with a Finance Document shall be in English.

29.6	Meaning of "notice"

In this Clause 29 (Notices), "notice" includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

30	SUPPLEMENTAL

30.1	Rights cumulative, non-exclusive

The rights and remedies which the Finance Documents give to the Lender are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

30.2	Severability of provisions

If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

30.3	Counterparts

A Finance Document may be executed in any number of counterparts.

30.4	Third party rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

30.5	Benefit and binding effect

The terms of this Agreement shall be binding upon, and shall enure to the benefit of, the Parties and their respective (including subsequent) successors and permitted assigns and transferees.

31	LAW AND JURISDICTION

31.1	English law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

31.2	Exclusive English jurisdiction

Subject to Clause 31.3 (Choice of forum for the exclusive benefit of the Lender), the courts of England shall have exclusive jurisdiction to settle any Dispute.

31.3	Choice of forum for the exclusive benefit of the Lender

Clause 31.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Lender which reserves the right:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a Dispute.

31.4	Process agent

The Borrower irrevocably appoints Mr. Efstratios Kalantzis, residing at [●] to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

31.5	Lender rights unaffected

Nothing in this Clause 31 (Law and Jurisdiction) shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

31.6	Meaning of "proceedings" and "Dispute"

In this Clause 31 (Law and Jurisdiction), "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) or any non-contractual obligation arising out of or in connection with this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

DRAWDOWN NOTICE

To:          Toro Corp
Trust Company Complex,
Ajeltake Road, Ajeltake Island, Majuro,
Marshall Islands MH96960.
[●] 2024

DRAWDOWN NOTICE

1
We refer to the loan agreement (the "Loan Agreement") dated [—] and made between ourselves, as Borrower and the Lender in connection with a facility of up to US$. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2	We request to borrow as follows:

(a)	Amount of Loan: US$[●];

(b)	Drawdown Date: [●];

(c)	Duration of the first Interest Period shall be [●] months; and

(d)	Payment instructions: account in our name and numbered [●] with [●] of [●].

3	We represent and warrant that:

(a)
the representations and warranties in Clause 10 (Representations and Warranties) of the Loan Agreement would remain true and not misleading if repeated on the date of this Drawdown Notice with reference to the circumstances now existing; and

(b)	no Event of Default or Potential Event of Default has occurred or will result from the borrowing of that Advance.

4	This Drawdown Notice cannot be revoked without the prior consent of the Lender.

5	We authorise you to deduct the structuring and commitment fees payable pursuant to Clause
20.10 and Error! Reference source not found. (Structuring and commitment fees:).

[Name of Signatory]

for and on behalf of
Castor Maritime Inc.

SCHEDULE 2

CONDITION PRECEDENT DOCUMENTS

PART A

The following are the documents referred to in Clause 9.1(a) (Documents, fees and no default) required before service of the Drawdown Notice.

1	A duly executed original of:

(a)	this Agreement;

(b)	any Subordination Agreement;

(c)	any Subordinated Debt Security; and

(d)	the Side Letter;

2
Copies of the certificate of incorporation and constitutional documents of the Borrower, each Corporate Guarantor and any other Security Party and any company registration documents in respect of either Borrower, the Corporate Guarantor or, any other Security Party (including, without limitation, any corporate register excerpts) required by the Lender and a list of all members of the Group.

3
Copies of resolutions of the shareholders, where applicable, and directors of the Borrower, each Corporate Guarantor and any other Security Party authorising the execution of each of the Finance Documents to which the Borrower, that Corporate Guarantor or that Security Party is a party and, in the case of the Borrower, authorising named officers to give the Drawdown Notice(s) and other notices under this Agreement.

4	The original of any power of attorney under which any Finance Document is executed on behalf of the Borrower, each Corporate Guarantor or any other Security Party.

5	Copies of all consents which the Borrower, either Corporate Guarantor or any other Security Party requires to enter into, or make any payment under, any Finance Document.

6	Documentary evidence that the agent for service of process named in Clause 31 (Law and Jurisdiction) has accepted its appointment.

7
Copies of all documents signed or issued by the Borrower or any party thereto (or any of them) under or in connection with such documents together, with such documentary evidence as the Lender and its legal advisers may require in relation to the due authorisation and execution of all such documents by the parties thereto.

8	Documents establishing that each Ship is managed by the relevant Approved Manager on terms acceptable to the Lenders.

PART B

The following are the documents referred to in Clause 9.1(b) (Documents, fees and no default) required before the Drawdown Date. In Part B of this Schedule 2 (Condition Precedent Documents), the following definitions have the following meanings:

1	A duly executed original of the Mortgage and the General Assignment each in respect of the relevant Ship.

2	Documentary evidence that:

(a)	the relevant Ship is definitively and permanently registered in the name of the relevant Corporate Guarantor under an Approved Flag in accordance with the laws of the applicable Approved Flag State;

(b)	the relevant Ship is in the absolute and unencumbered ownership of the relevant Corporate Guarantor save as contemplated by the Finance Documents;

(c)
the relevant Ship maintains the class specified in Clause 14.3(b) (Repair and classification) with a first class classification society which is a member of IACS (being one of Lloyd's Registry, American Bureau of Shipping, Det Norske Veritas, Bureau Veritas, Korean Register of Shipping, Nippon Kaiji Kyoykai or Registro Italiano Navale) as the Lender may approve free of all overdue recommendations and conditions of such classification society;

(d)
the Mortgage relating to the relevant Ship has been duly registered or recorded against the relevant Ship as a valid first preferred or, as the case may be, priority mortgage in accordance with the laws of the applicable Approved Flag State;

(e)	the relevant Ship is insured in accordance with the provisions of this Agreement and all requirements therein in respect of insurances have been complied with; and

3
The Initial Market Value of the Relevant Ship as shown by a valuation prepared by an Approved Favourable legal opinions from lawyers appointed by the Lender on such matters concerning the laws of the relevant Approved Flag State and such other relevant jurisdictions as the Lender may require.

4	A favourable opinion from an independent insurance consultant acceptable to the Lender on such matters relating to the insurances for the Relevant Ship as the Lender may require.

5	Evidence satisfactory to the Lender of payment of all fees due and payable in accordance with Clause 9 (Conditions Precedent) of this Agreement.

SCHEDULE 3

TRANSFER CERTIFICATE

The Transferor and the Transferee accept exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to them respectively.

To:	Toro Corp., for itself and for and on behalf of the Borrower, each Security Party, the Lender, as defined in the Loan Agreement referred to below.
 [●]
1
This Certificate relates to a Loan Agreement (the "Loan Agreement") dated [●] and made between (1) Castor Maritime Inc., (the "Borrower") as Borrower and (2) Toro Corp., as Lender for a loan facility of up to US$[●].

2	In this Certificate, terms defined in the Loan Agreement shall, unless the contrary intention appears, have the same meanings and:

"Relevant Parties" means the Lender, the Borrower, each Security Party;

"Transferor" means [full name] of [lending office]; and

"Transferee" means [full name] of [lending office].

3	The effective date of this Certificate is [●] Provided that this Certificate shall not come into effect unless it is signed by the Lender on or before that date.

4
[The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Loan Agreement and every other Finance Document in relation to [●] per cent. of its Contribution, which percentage represents $[●].

5
[By virtue of this Certificate and Clause 26 (Transfers and Changes in Lending Offices) of the Loan Agreement, the Transferor is discharged [entirely from its Commitment which amounts to $[●]] [from [●] per cent. of its Commitment, which percentage represents $[—]] and, subject to Clause 26.7 (Effect of Transfer Certificate) of the Loan Agreement, from all obligations connected therewith, the Transferee acquires a Commitment of $[●].]

6
The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 26 (Transfers and Changes in Lending Offices) of the Loan Agreement provides will become binding on it upon this Certificate taking effect.

7
The Lender, at the request of the Transferee (which request is hereby made) accepts, for the Lender itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 26 (Transfers and Changes in Lending Offices) of the Loan Agreement.

8	The Transferor:

(a)	warrants to the Transferee and each Relevant Party that:

(i)	the Transferor has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are in connection with this transaction; and

(ii)	this Certificate is valid and binding as regards the Transferor;

(b)	warrants to the Transferee that the Transferor is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4 above; and

(c)
undertakes with the Transferee that the Transferor will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee's title under this Certificate or for a similar purpose.

9	The Transferee:

(a)	confirms that it has received a copy of the Loan Agreement and each of the other Finance Documents;

(b)	agrees that it will have no rights of recourse on any ground against either the Transferor, the Lender in the event that:

(i)	any of the Finance Documents prove to be invalid or ineffective;

(ii)	the Borrower or any Security Party fails to observe or perform its obligations, or to discharge its liabilities, under any of the Finance Documents;

(iii)
it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or any Security Party under the Finance Documents;

(c)	agrees that it will have no rights of recourse on any ground against the Lender in the event that this Certificate proves to be invalid or ineffective;

(d)	warrants to the Transferor and each Relevant Party that:

(i)	it has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which it needs to take or obtain in connection with this transaction; and

(ii)	this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.

10
The Transferor and the Transferee each undertake with the Lender, on demand, fully to indemnify the Lender in respect of any claim, proceeding, liability or expense (including all legal expenses) which may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Lender’s own officers or employees.

11
The Transferee shall repay to the Transferor on demand so much of any sum paid by the Transferor under paragraph 10 as exceeds one-half of the amount demanded by the Lender in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor and the Transferee to the Lender for the full amount demanded by it.

[Name of Transferor]	[Name of Transferee]

By:	By:

Date:	Date:

Lender

Signed for itself and for and on behalf of itself
as Lender and for every other Relevant Party

[….]

By:

Date:

Administrative Details of Transferee

Name of Transferee:

Lending Office:

Contact Person

(Loan Administration Department):

Telephone:

Fax:

Contact Person

(Credit Administration Department):

Telephone:

Fax:

Account for payments:

Notes:

This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor's interest in the security constituted by the Finance Documents in the Transferor's or Transferee's jurisdiction. It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

Paragraph 4 deals with assignment of rights and can be used together with paragraph 5 if the parties have agreed to a combination of assignment of rights and transfer of obligations.

Paragraph 5 deals with transfer of obligations and should be removed if the parties have agreed to an assignment only.

SCHEDULE 4

FORM OF COMPLIANCE CERTIFICATE

To:          Toro Corp
Trust Company Complex, Ajeltake Road,
Ajeltake Island, Majuro,
Marshall Islands MH96960

 [●] 2021

Dear Sirs

We refer to a loan agreement dated [●] (the "Loan Agreement") made between (amongst others) yourselves and ourselves in relation to a term loan facility of up to $100,000,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

Each Borrower represents that no Event of Default or Potential Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]]. In addition as of [●], the Borrower confirms compliance with the Net leverage Ratio set out in Clause Error! Reference source not found. (Net Leverage ratio) and the Shareholders Equity, of the L oan Agreement for the [6-month] period ending on the date of this certificate.

We now certify that, as at [●]:

(a)	The Shareholders Equity of the Borrower is equal or in excess of $100,000,000

(b)	The Net Leverage Ratio is equal or less of 70% ;

This certificate shall be governed by, and construed in accordance with, English law.

Name: [●]

Title: [senior officer]

CASTOR MARITIME INC.

EXECUTION PAGES

BORROWER

SIGNED by Myrsini Rafaela ChiotelliI Its attorney-in-fact For and on behalf of CASTOR MARITIME INC. In the presence of: Georgios Dionysopoulos	) ) ) ) ) )	/s/ Myrsini Rafaela Chiotelli /s/ Georgios Dionysopoulos

CORPORATE GUARANTORS

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of YOGI BEAR SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of CINDERELLA SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of SONGOKU SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of JOHNNY BRAVO SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of ARIEL SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of ALADDIN SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of LIONO SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of MICKEY SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

SIGNED by Anastasia Bali Its attorney-in-fact For and on behalf of MULAN SHIPPING CO. In the presence of: Eleni Rigkou	) ) ) ) ) )	/s/ Anastasia Bali /s/ Eleni Rigkou

LENDER

SIGNED by Efstratios Kalantzis For and on behalf of TORO CORP. In the presence of: Georgios Karpodinis	) ) ) ) )	/s/ Efstratios Kalantzis /s/ Georgios Karpodinis